Form 10-K, Exhibit 13
period 2009-05-31
TAYLOR DEVICES INC
filed 2009-08-28
CIK 96536

Exhibit 13

TAYLOR DEVICES, INC.

ANNUAL REPORT 2009

President's Letter

Dear Shareholder,

Fiscal year 2009 presented many challenges to Taylor Devices.  The economic recession had a negative impact on the Company's performance.  Sales decreased to $16,737,973 compared to the 2008 record level of $18,593,831.  Operating income decreased to $889,345, compared to $1,806,088 in 2008.  Net income after taxes was $571,894, compared to 2008 income of $1,533,285.  In general, the 2009 performance of the Company was depressed to levels similar to fiscal years 2006 and 2007.

Sales of Seismic and Wind Dampers to the world-wide construction markets were reduced in 2009.  Many potential new projects have been delayed or cancelled altogether due to difficulty in commercial project developers being able to obtain financing.  In other cases, projects that would normally obtain financing from a single source now must negotiate with multiple sources willing to share the financial risk in an uncertain economy.  In the U.S., state government funded construction projects have decreased dramatically.

In comparison, Taylor Devices' aerospace and military sales have increased, particularly those to European nations.  The market for the Company's naval products has been exceptionally strong, followed closely by increased sales of isolation systems for various Missile Defense Systems.  However, the increases in this market sector were not enough to offset the reduced construction market sales.  The Company's 2009 year-end backlog of orders was $13.1 million, up from $11.4 million at the end of fiscal year 2008.

Some notable projects completed or in progress during 2009 include:

  Submarine Vibration Isolation Mounts for both the U.S. and Spanish Navies, using Taylor Devices' patented technology.
  Recoil Dampers for the U.S. M-777 Lightweight 155 mm Howitzer are in full production, with more than 500 systems delivered.
  Full-scale development has been funded for sophisticated semi-active suspension components for a new Missile Defense System funded jointly by the U.S. and European allies.
  Intense effort continues on the NEES Adapt Program, funded by the U.S. National Science Foundation.  The Company is working with researchers from a consortium of U.S. universities to develop the next generation of seismic protection products.  Testing on some of the new seismic products is expected to start late this year.

Projects featured in this Annual Report include the ASE II Building in Bucharest, Romania and pedestrian bridges being constructed in Nevada for the new MGM Mirage Las Vegas City Center.

The ASE II Project introduces state-of-the-art U.S. seismic retrofit techniques to developing European markets.  The retrofit involved literally lifting the building off its foundation and setting it back into place atop rubber isolation bearings and a complex arrangement of long stroke Taylor Seismic Dampers.

The MGM Mirage Las Vegas City Center Bridges expand our list of pedestrian bridges using Taylor Dampers and Damping Systems to reduce uncontrolled motions of the bridge structure from heavy pedestrian traffic.

All of us at Taylor Devices look forward hopefully to improving U.S. and global economies in 2010.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

Status Report from the Vice President

The past year has been challenging.  The impact of the present recession has had its effect on all we do at our Company.  The Company responded to the downturn with a reduction of direct and indirect labor hours in an attempt to maintain a stable workforce and to avoid layoffs.  The employees responded with an increase in productivity that helped the Company maintain the positive profitability.  There were several items in the past year that were highlights to report before and during the downturn.

The Company, in the past year, was successfully certified to the Aerospace Quality Specification AS/EN-9100B.  This upgrade of the ISO 9001:2000 system was accomplished with a single audit.  At the completion of the audit, the system was found to be in complete compliance.  We are quite proud of this certification since it recognizes the quality of the products we produce.

The Company had gone through a computer upgrade that came on-line during the first quarter of 2008.  We had high hopes for what the revised system would allow us to do and the system has proven to meet our expectations.  The time required for typical computer tasks has been reduced and the information generated has had much greater impact on daily operations.  We believe this has been a good investment.

Lean Manufacturing practices, which began in the previous year, have continued and became part of daily practices.  The process suggested a change in the layout of our Seismic Assembly area.  This was done in the first quarter of the year and has resulted in a marked reduction in product lead-time and a marked improvement in productivity.  We plan on continuing the applications of these processes to maintain our competitive edge at a time when that edge is critical.

The Company's ability to support our customers' needs has always driven our decision-making process when investing in new equipment.  Last year we purchased a large center grinder that we redesigned and modified to meet our specific needs.  That piece of machinery came on-line late in the second quarter and has met all our expectations for high quality precision grinding.  The quality of the parts produced has dramatically reduced the time required for processing after grinding.  In addition, a small semi-automatic center grinder was purchased and has given us the ability to produce small precision parts that were out of our production range in the past.  The investment in these pieces of equipment allows us to offer high quality products at a more economical cost.

Taylor Devices' employees have always been one of our greatest strengths.  The response of the employees to the difficult economic times has proven to be critical to the ability of the Company to perform and respond to the needs of our customers.

We are all looking forward to 2010 and will continue to improve our daily activities to meet our customers' needs.

Status Report from the Chief Financial Officer

In fiscal 2009, Taylor Devices, Inc. retreated back from last year's record levels of sales and profits -- closer to the levels attained two years ago.  Overall revenue decreased by 10% from fiscal 2008 as the demand slowed for new construction and retro-fitting of buildings and bridges that would benefit from our products providing protection from wind and seismic activity.  The downturn in construction was offset in a small way by an increase in sales to customers in the aerospace and defense markets.  Revenue was also reduced by discounts granted in order to get certain construction orders.  This negatively affected our gross margin which, as a percentage of net revenues, fell from 33% last year to 28% this year.  Selling, general and administrative expenses dropped in line with the revenue loss and our operating income came in at just under half of last year's record level.  Net income per share of 18 cents is slightly more than half of last year's 35 cents per share of income before the extraordinary gain related to the merger.

A healthy backlog of $13.1 million at the end of the year will give us a strong start for fiscal 2010.  This is up 15% over the end of the prior year.  Almost two-thirds of the year-end backlog is for customers in the aerospace and defense markets, while we are starting to see more inquiries for building and bridge projects around the world.  We are also seeing an increase in export orders from customers in the aerospace and defense markets.

In fiscal 2010 we will strive to continue to improve our products and our processes.  We will invest in new machinery and employee training to make us more efficient.  We will carefully watch our expenses and reduce them where possible in order to grow profitably during this down-turn in the economy.  We will be vigilant to ensure that the necessary controls are in place and disclosures are timely made of accurate, reliable financial and business information to investors and other users of this annual report and our interim reports.

Aerospace/Defense Products Report

The results for fiscal year 2009 exceeded the sales and profit performance recorded during 2008.  New orders received during the last months of 2009 should provide an excellent backlog for 2010.

Follow-on orders for components used on the M-777 Lightweight Howitzer Program ensure production through 2009 and 2010.  Additional orders for the weapon system are anticipated from other nations including Australia, Canada and Denmark.  The M-777 Howitzer has been a great success to date and will be in service for at least 20-30 years.

Successful prototype testing on Taylor Devices' products has been completed on two U.S. Navy Surface Ship Programs.  The MK57 Vertical Launch System will be installed on the DD-1000 Class Destroyer and is candidate for the CGX Cruiser Program.  Production orders should be placed during 2010/2011 for three ships of the DD-1000 Class.

A new and improved U.S. Navy Standard Missile having anti-missile defense capability will utilize Tension/Compression Isolators for shock protection.  The weapon system will also be utilized by a number of friendly navies including Japan and South Korea.  Program longevity should be unlimited.

Orders for an earlier Taylor Devices' product continued during the past year.  The product designated as the VIM (Vibration Isolation Mount) has found several applications on submarine passive sonar systems.  We are under contract to provide an updated configuration VIM for installation on new Spanish navy submarines.  We are also replacing VIMs for the U.S. Navy after 15 years of service on Los Angeles and Seawolf Class Submarines.

The future for our Company as a supplier for new and unique applications remains favorable.  We are fortunate to enjoy an enviable reputation that is suited to our capabilities.  Our record proves that we are a Company with a determination to satisfy difficult technical challenges at an affordable price.

Industrial Products Report

Fiscal Year 2009 marked a year burdened by the effects of a poor economy.  Especially hard-hit were both US and foreign construction projects.  The Fall 2008 construction downturn affected Taylor Devices seismic/wind product lines during the Spring of 2009.  We are fortunate for two things; first, our tri-mix of product lines between civil engineering structures, industrial, and aerospace/military applications has kept our company, as a whole, going strong.  Second, the lag in time from the start of our applications to the financial side of the market allowed us to continue to pull in many new contracts through December 2008.  These helped prepare our backlog and workflow to endure the front-end of the current recessive market.  Additional new projects on the horizon are keeping us busy as we focus our efforts on providing customers with solutions to their needs.

Some of the more significant domestic projects secured by the Company during fiscal year 2009 include dampers for a seismic upgrade for the Theme Building restoration project at LAX International Airport, a major seismic damping retrofit to a California aircraft hangar, the 865 Market Street seismic retrofit in San Francisco, California and the new California Inland Empire Transportation Management Center (IETMC) in Fontana, California.  Other projects include a five-story parking structure at the Theodore Francis Green Airport in Warwick (Providence), Rhode Island, and the new John James Audubon Cable-Stayed Bridge in New Roads, Louisiana.

Around the world, fiscal year 2009 brought us a number of small building projects in Taiwan, a second project in Romania, and several projects in Japan, namely the Meguro Gajyoen office building project, the Nihonbashi Nomura building project, and the Todaiji Temple project.  We have also received orders for dampers on a number of South Korean Bridge projects, including the Eommi 2nd Bridge, Jusan 1st and 2nd Bridges, the Namhae Grand Bridge and Goko Bridge, along with a building project at the Kimpo International Airport.

Taylor Devices was also awarded a contract to supply six special Tuned Mass Dampers (TMD) for the MGM Mirage CityCenter Block C pedestrian bridge project on the Las Vegas Strip at Harmon Avenue.  This project is similar to a previous project Taylor Devices performed at Spring Mountain Road in Las Vegas, so our recent development work in Vegas, literally "stayed in Vegas", by providing smooth adaptability for the modular TMDs used.  Another Tuned Mass Damper project involved the supply of 120 special, high-energy-dissipation fluid dampers to be used on 36 TMDs in a new sports stadium in Dubai.

Despite the economy, many new and retrofit construction projects are now in development and/or bid stage throughout the World, and there is increasing optimism about economic improvements and a potentially quicker rebound than previously expected to the present construction market slump.  As a global company, these items provide Taylor Devices with a positive outlook for our fiscal year 2010 expectations.  Our continued ability to suit the customer's needs with specialized products and the flexibility to adapt to the ever-changing needs of the market continue to serve us well.

Corporate Data

Officers And Directors
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Randall L. Clark, Director
John Burgess, Director
Mark V. McDonough, Chief Financial Officer

Independent Registered Public Accounting Firm
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

General Counsel
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

Managers
Lorrie Battaglia, Human Resources Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Small Machine Shop Supervisor
Charles Ketchum III, Quality Control Manager
Alan Klembczyk, Chief Engineer
Benjamin Kujawinski, Production Manager
John Mayfield, Aerospace/Defense Sales Manager
John Metzger, Engineering Manager Special Projects
Kathleen Nicosia, Shareholder Relations Manager
Robert Schneider, Industrial/Seismic Products Sales Manager
Thomas Struzik Jr., Large Machine Shop Supervisor
Craig Winters, Industrial/Seismic Products Sales Manager
Edward Zielinski, Materials Manager

Transfer Agent And Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948
http://www.rtco.com/

A copy of the financial report on Form 10-K can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-K can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The following quarterly high and low market prices during fiscal years ended May 31, 2009 and 2008 were obtained from NASDAQ.

Fiscal 2009

Fiscal 2008

High

		Low	High	Low
First Quarter	8.35	4.69	7.15	5.55
Second Quarter	8.25	2.11	7.71	5.88
Third Quarter	3.54	2.13	9.25	4.76
Fourth Quarter	3.42	2.15	7.69	4.60

As of May 31, 2009, the number of issued and outstanding shares was 3,221,280 and the approximate number of record holders of the Company's Common Stock was 819.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2009.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 6, 2009 at 11:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor previously was President of Tayco Developments, Inc., an affiliate of Taylor Devices, Inc. that was subsequently acquired by merger in 2008, where he had been employed since 1966, and was appointed President in 1991.  He is inventor or co-inventor on 32 patents in the fields of energy management, hydraulics and shock isolation.

Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, "The Structural Design of Tall and Special Buildings."   Mr. Taylor is a founding member of the International Association on Structural Control.  Since 2004, Mr. Taylor has served as Chairman of the Lumber City Development Corporation, a Type C not-for-profit corporation under Section 501c(3) of the Internal Revenue Code.  This corporation's purpose is planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in the city of North Tonawanda, NY.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

REGINALD B. NEWMAN, II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman received his B.S. degree in Business Administration from Northwestern University in 1959.  He was employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products, retiring in 2003.  Mr. Newman is also Chairman of Prior Aviation Service, Inc., Buffalo, NY.

 From 1959 to 1960, Mr. Newman was employed by the Ford Motor Company of Dearborn, Michigan, in the product planning department.

Mr. Newman is currently a director of the Rand Capital Corporation and the Dunn Tire Corporation.  He was the Chair of the Board of Trustees of the University of Buffalo Foundation, Inc. from 1996-2008

Mr. Newman received the 1997 Executive of the Year, awarded by the State University of New York at Buffalo.  In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association.  He received the President's Medal from the University in 2003, as well as their highest honor, the Norton Medal in 2006.  He is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998.  Mr. Newman was awarded an Honorary Degree from Canisius College in 1997.

RANDALL L. CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of Dunn Tire LLC since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was purchased by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, past Chairman of the Buffalo Niagara Enterprise, a Director of the Amherst Industrial Development Agency, and Chairman of Univera Healthcare.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo.   Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

JOHN BURGESS
Board Member
Taylor Devices, Inc.

Mr. Burgess gained his international strategy, manufacturing operations and organizational development expertise from his more than 35 years experience with middle market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc. a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007.  Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Divisions before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was CEO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy that resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with focus on the aerospace and defense sectors and was recognized as one of The 100 Best Companies to Work For in America by Fortune Magazine.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an M.B.A. from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Reichert, Inc. and Bird Technologies Corporation of Solon, Ohio.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough, who joined Taylor Devices in June 2003, is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been with the Company since 2003 and in financial management of various Western New York manufacturing organizations for the prior fourteen years.  He has extensive experience in international operations coupled with a long history of implementing systems of internal controls.  From 1986 to 1989 he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.