Form 10-K, Exhibit 13
period 2010-05-31
TAYLOR DEVICES INC
filed 2010-08-25
CIK 96536

Exhibit 13

Taylor Devices Inc.  2010 Annual Report

President's Letter

Dear Shareholder,

Fiscal year 2010 proved to be very successful for Taylor Devices, with dramatically improved sales and financial results compared to 2009.  Sales increased to $17,875,371, up 6.8% from $16,737,973 generated in 2009.  Similarly, operating income increased to $1,763,653 for 2010, up 98% from $889,345 in 2009.  Net income after taxes nearly tripled to $1,586,957, as compared to $571,894 reported in the previous year.

Measured against past years, 2010 was the best year in our corporate history for net income and surpassed only by fiscal year 2008 in sales volume.  Aerospace and defense sales are substantially increased from last year.  This is seen in our product mix for 2010 with aerospace and defense sales increasing to 52% of shipments compared with only 40% of sales for 2009.  Conversely, worldwide economic conditions are such that construction projects have still not returned to pre-recession levels.  The Company's firm order backlog remains relatively constant at $13 million in 2010, against $13.1 million reported in 2009.

Taylor Devices participated in two extraordinary seismic projects in 2010, which served to introduce new concepts in seismic protection methods for future buildings.  These two projects are featured in this Annual Report.

The first is the seismic upgrade of the iconic LAX Theme Building at Los Angeles, CA International Airport, constructed in 1961.  Although many are unfamiliar with this building's actual name, one quick view of the building itself is all it takes to recognize that you have arrived at Los Angeles.  The retrofit of this building was a true engineering challenge, and required a type of seismic damping system never used before in this country, technically termed a mass damper.  The project received extensive media attention, including worldwide coverage with an appearance on the History Channel's® popular TV series, Life After People ©.  Even more impressive, actual shake testing of the entire retrofitted building was performed by UCLA's Earthquake Engineering Simulation Program engineers.  For this extraordinary test, large seismic wave generators were attached to the completed building to literally "shake" the entire structure through a ten minute long simulated seismic event.  The testing validated the performance of the new seismic damper system.

The second featured project is the new National Taiwan University Civil Engineering Research Building in Taiwan, ROC.  This unusual building demonstrates a new method to improve seismic performance of mid-rise buildings.  The design approach was to literally cut the entire building in half at the top of its high-walled ground floor, floating the upper building section on rubber bearings and installing Taylor Dampers to control the relative motions between the upper and lower sections.  This allows the building to be "tuned" such that the entire upper portion of the building moves in opposition to the earthquake motions, reducing overall loads during a seismic event.

Taylor Devices hopes that these new methods of adding damping to structures will expand our product base in the construction markets, offering wider opportunities for the application of our technology.

The Company expects continued success in 2011, hopefully in conjunction with an improving economy in the construction marketplace.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

© 1996-2010, A&E Television Networks.  All Rights Reserved.

Status Report from the Vice President
Richard G. Hill

The past year was outstanding for Taylor Devices.  The Manufacturing productivity was up, decreasing the cost of goods and increasing our shipment levels, and the Company had record profits.  New equipment was purchased and installed improving our overall capabilities.

Phase one of our facilities' expansion is moving forward, which includes a complete redesign of material flow and relocation of one of our assembly areas.  Planning for phases two, three, four and five of our expansion continues.  New products introduced in the recent past received excellent acceptance and have led to several contracts for critical components.  Several other applications have followed the same path, with the past year producing contracts for production quantities of Taylor Devices' products.  As always, customers brought us challenges which we met and in most cases we exceeded their expectations.  There are still challenges that confront us and we look forward to meeting them in the year to come.

Taylor Devices has used a fully integrated computer system for the past 15 years.  It has served the Company well.  This past year we expanded the computer access to the manufacturing floor.  The implementation of a Shop Floor Data Collection module has been recently completed.  This module allows for data to be loaded directly, in real time, to the computer data base.  This has meant the elimination of collecting and entering data by hand.  The system went through a gradual phase-in by department and is now complete.  The system allows us to view the manufacturing process of any part and the current status which is updated to within 20 minutes.

Recently the Company received a contract that required new grinding equipment.  A new grinder capable of holding tolerances in the millionths of inches was purchased and installed.  The demand for this machine, as well as two recently added center grinders, has expanded capabilities and has allowed us to improve not only the quality of the product but also our productivity.

Machines that were previously designed by Taylor Devices for automating a specific proprietary manufacturing process proved so successful that additional machines of the same design were purchased and installed.  A series of volume production contracts requiring work completed in these centers was received in the last year.  These work centers have allowed us to meet the customer's scheduling requirements as well as product performance.

Our growth established a continuing demand for workers in our manufacturing area.  The Company has expanded its production workforce, bringing individuals in at all levels from apprentice to advanced journeyman.

We have several partners we work closely with during the manufacturing process and are continuously striving to improve their capabilities so they in turn can support us in meeting customer demands.

The past year was a great success and we look forward to the coming year.

Status Report from the Chief Financial Officer
Mark V. McDonough

In fiscal 2010, Taylor Devices, Inc. recorded a sales increase of seven percent over fiscal 2009.  This is our second highest sales level ever, less than four percent under the historical record from fiscal 2008.  As the slow-down in the global construction market for bridges and high-rise buildings continued to have a negative impact on our sales of products offering protection against wind and seismic activity, the demand for our products by customers in the aerospace and defense markets grew by almost 25%.  Sales to customers in aerospace / defense now represents 52% of our total sales, up from 40% last year.  Our operating income is almost double last year's and our net income reached an all time high in fiscal 2010 at 49 cents per share which is more than double last year's 18 cents per share.

We will hit the ground running into fiscal 2011 with a sales order backlog of $13 million which is almost identical to the backlog level at the end of the prior year.  The sales order backlog has a good mix of products going to our aerospace and defense customers along with customers building or retro-fitting bridges and buildings across North America and Asia.  Sales orders from customers in Europe and South America are up as well.  Based on this sales order backlog at year end and new order activity in the early stages of the new fiscal year, we are optimistic that our profitable growth will continue through fiscal 2011.

In fiscal 2011 we are working to get more lean and more green as we consider new ways to make our products and our world a little bit better.  The Securities and Exchange Commission continues to refine the regulations concerning public filings for small businesses.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Aerospace / Defense Products Report
John R. Mayfield

Shipments during FY 2010 surpassed last year's record with a corresponding increase in profitability. Backlog for next year is satisfactory and hopefully will permit a comparable financial performance to FY 2010.

We recently negotiated a follow-on contract for eight ship-sets of hardware for the Virginia Class Submarine Program which will provide work through 2013.  Additional boats of this class will be ordered in the future until 29 boats are completed.

During FY 2010 we shipped a record number of Spade Dampers for the M777 LW Howitzer Program and received a follow-on order for delivery through 2012.  New business is anticipated from other NATO countries and possibly India during the near future.  Program longevity should continue for at least 20 years.

We were under contract during the current year for the design and manufacture of prototype hydraulic Elevation Jacks for the MEADS Program.  This is a Tri-National Program between the USA, Italy and Germany to develop and deploy an advanced air defense system.  Testing on our products was successful and we are now completing additional pre-production hardware for system testing.  Assuming that technical hurdles are overcome and funding remains stable, MEADS could become a long-term program for Taylor Devices, Inc.

Probably the longest duration program for our Company is the US Navy Standard Missile Program.  Our participation began in 1988 and should continue indefinitely.  This family of missiles represents a ship-board based weapon capable of defeating not only aircraft but sophisticated ballistic missiles.  Our products provide protection to the missiles from hostile action and extreme environmental conditions.  This Defense Program is extremely important for any nation facing air attack from adversaries having aggressive intentions.  The missile is now in production for the USA, Japan and South Korea.  We are considered a highly regarded supplier in a demanding marketplace.  Building on that reputation is vital for our continued success.

Industrial Products Report
Robert H. Schneider
Craig W. Winters

Although the world economy has continued to struggle for an extended period of time, Taylor Devices' Industrial Product Lines have begun to show signs of an improving market.  Sales have increased for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations.  While the US economy continues to languish, many domestic projects that were previously stalled, appear to be starting up again, despite the sputtering economy dragging out the time line on projects in the rest of the world. Additionally, we continue to obtain new orders from our Canadian, European and Asian clients.  Crane buffer sales have declined somewhat due to a steel industry that is working on very tight maintenance and capital improvement budgets.  This industrial product diversity, mixed with our other product lines, keeps us going strong when the economy is poor and has our company soaring during the peak times.

Some of the most significant building projects secured during FY10 include:   special wind dampers used in bracing elements in a building that will be the tallest in London when it is complete, 160 large dampers for the seismic retrofit of a large aircraft hangar for a well known aerospace company in California, and many commercial and residential projects in Taiwan.

3Taylor Devices was also awarded contracts to supply approximately 150 Fluid Viscous Dampers for the new Port Mann Bridge located near Vancouver, British Columbia and 40 Lock-Up Devices for the Deh Cho Bridge located in the Northwest Territories of Canada. An enhanced marketing campaign in Canada has helped lead to these projects and we are hopeful that the efforts will lead to significant growth in North American sales.  We have also received orders for seismic dampers on many of the new major Chinese Bridge projects that continue to be built, including the Ningbo Yongjiang Bridge, the Xinjiang Guozili Bridge, and the Xiazhang Bridge.  Additionally, we continue to receive many new bridge orders from Korea including the Namhae Grand Bridge, Jusan 1st Bridge, Kyungho River 1st Bridge, Galchun 2nd Bridge, the Moonam Bridge and numerous other bridges. Several other bridge damper projects were also received in FY10 and early in FY11.

New and retrofit construction projects in current development throughout the World provide an exceptionally good outlook for our FY11 expectations. Based on the trends observed in early FY11, we are cautiously optimistic about the Industrial Product Line growth going forward as long as the trend proves to be sustainable and the global economy doesn't experience any major setbacks.  Our recognized ability to suit the customer's needs with special products and the flexibility to continually adapt to the requirements of the market are still our most valuable assets.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Randall L. Clark, Director
John Burgess, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
uffalo, NY 14203

GENERAL COUNSEL
iscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Lorrie Battaglia, Human Resources Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Small Machine Shop Supervisor
Charles Ketchum III, Quality Control Manager
Alan Klembczyk, Chief Engineer
Benjamin Kujawinski, Production Manager
John Mayfield, Aerospace/Defense Products Sales Manager
John Metzger, Engineering Manager Special Projects
Kathleen Nicosia, Shareholder Relations Manager
Robert Schneider, Industrial/Seismic Products Sales Manager
Thomas Struzik Jr., Large Machine Shop Supervisor
Craig Winters, Industrial/Seismic Products Sales Manager

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948
http://www.rtco.com/

A copy of the financial report on form 10-K can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at Taylor Devices, Inc., 90 Taylor Drive, North Tonawanda, NY 14120-0748.  Exhibits to the reports on 10-K can be obtained for a postage and handling fee.

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Capital Market of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The high and low sales information noted below for the quarters of fiscal year 2010 and fiscal year 2009 were obtained from NASDAQ.

Fiscal 2010

Fiscal 2009

High

		Low	High	Low
First Quarter	3.75	2.78	8.35	4.69
Second Quarter	5.50	3.30	8.25	2.11
Third Quarter	5.75	4.45	3.54	2.13
Fourth Quarter	6.85	5.00	3.42	2.15

As of May 31, 2010, the number of issued and outstanding shares of Common Stock was 3,230,273 and the approximate number of record holders of the Company's Common Stock was 809.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2010.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 5, 2010 at 11:00 a.m.  This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York.  Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

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

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, "The Structural Design of Tall and Special Buildings."   Mr. Taylor is a founding member of the International Association on Structural Control and Monitoring.  Since 2004, Mr. Taylor has served as Chairman of the Lumber City Development Corporation, a Type C not-for-profit corporation under Section 501c(3) of the Internal Revenue Code.  This corporation's purpose is planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in the city of North Tonawanda, NY.

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

REGINALD B. NEWMAN, II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman received his B.S. degree in Business Administration from Northwestern University in 1959.  He was employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products from 1960, retiring in 2003.  Mr. Newman is also Chairman of Prior Aviation Service, Inc., Buffalo, New York.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor company of Dearborn, Michigan, in the product planning department.

Mr. Newman is currently a Director of Dunn Tire LLC and a Director and Chairman of Rand Capital Corporation.   He was the Chair of the Board of Trustees of the University at Buffalo Foundation, Inc. from 1996-2008.

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

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is also a Director of Curtis Screw and The Ten Eleven Group.   He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, past Chairman of the Buffalo Niagara Enterprise, a Director of the Amherst Industrial Development Agency, and Chairman of Univera Healthcare.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo.   Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

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

Mr. Burgess earned a BS in Engineering from Bath University in England, and an M.B.A. from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Bird Technologies Corporation of Solon, Ohio.

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