Form 10-K, Exhibit 13
period 2011-05-31
TAYLOR DEVICES INC
filed 2011-08-25
CIK 96536

Exhibit 13

Taylor Devices, Inc. 2011 Annual Report

President's Letter

Dear Shareholder,

Our 2011 fiscal year was marked by an unprecedented increase in sales of Taylor Devices' seismic and wind protection products.  The result was all-time record sales of $20,906,306, up 17% from sales of $17,875,371 in 2010.  Operating income decreased to $1,482,491 compared to $1,763,653 in the previous year.  Net income after taxes of $1,416,509 was the third highest in our corporate history, compared to 2010's all-time record income of $1,586,957.  The reduction in income from the previous year appears to be due to product line mix and the need to expedite delivery for commercial customers.

During 2011, sales of seismic and wind protection products increased by 75% from the previous year.  Conversely, aerospace/defense product sales decreased by 22%, due mostly to the winding down of NASA's manned space programs coupled with reductions in our armed forces' activity in Iraq.  The strongest geographic sales increases came from sales to the Asian market place which in 2011 increased to represent 35% of all corporate sales.  This is compared to 25% of all sales in 2010.  In comparison, North American seismic product sales remain stagnant, reflecting the lack of any significant recovery in the Western U.S. construction markets in which the Company traditionally does significant business.  Even with the 17% sales increase, Taylor Devices' firm order backlog at fiscal year-end increased to $15 million, up substantially from $13 million reported in the previous year.

This year's Annual Report features a major project in Canada -- the BC Place Stadium in Vancouver.  BC Place is a downtown stadium, yet must also serve as an emergency shelter in the event of a major earthquake or similar natural catastrophe.  The stadium, built in 1983, is relatively modern, but the applicable seismic codes have been upgraded several times in the ensuing years.  Recent major earthquakes occurring in nations bordering the Pacific Ocean have subjected many construction projects to very stringent review by owners and engineers, requiring higher levels of ultimate seismic capacity.  In the past, many considered a maximum quake level of magnitude 8.5 as an example of the ultimate input to a structure.  But today, the magnitude 9 Japanese quake of 2011, and the magnitude 8.8 Chilean quake of 2010 have revised expectations upward.  The seismic upgrade of BC Place involved the addition of 96 Taylor Devices' Seismic Dampers, each rated for up to 225 tons of force during a major earthquake

Also featured this year is one of our new products, the Modular Machine Spring.  Sales of this product demonstrate that Taylor Devices' Modular Machined Springs have essentially created new market sectors for high precision springs for aerospace/defense and industrial use.  The Company has established the capability of manufacturing relatively large machined springs from virtually any material, including exotic alloys which previously could not be made into springs using conventional technology.  This has resulted in numerous contracts for these products from major aerospace/defense prime contractors.  Recently, industrial use of these products has begun and indeed the Company is currently performing Government funded research to develop uses for this new product in the field of wind protection of buildings.

The Company expects to maintain increased sales levels in 2012, from our new and existing product lines.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

Status Report from the Vice President
Richard G. Hill

The past year was a year of growth at Taylor Devices and a year of planning for further future growth.  The Company had record revenues, and profits were near a record level.  Manufacturing productivity was up and new equipment was purchased and brought on line.  The increased demand for our products emphasized the need for expanded facilities, so we are currently in the design and planning stages.  Our customers brought challenges to us which we met, often exceeding their expectations.  We expect the future to bring new challenges and we look forward to meeting them in the years to come.

The pace of growth at Taylor Devices in the past several years plus the increase in the sales backlog has moved the Company to begin to plan for the next expansion.  The planning started with an investigation into the feasibility of expanding the existing plant facilities on Tonawanda Island.  Management formed a team with representation from every department.  Each department expressed their needs for the future, knowing that the all departments rely on each other during the process of making products at Taylor Devices. These considerations led to a design not only for this expansion, but laid out the groundwork for future expansions.  At the conclusion it became obvious that, based on the Company's growth rate, a larger site would be required.  The Company established the requirements for an expansion site and started the process of locating such a site.  In the coming years we expect to be incorporating additional capacity to support the increased demand from our customers as well as having the ability to grow.

 The Company continues to invest in Lean Manufacturing techniques that were developed in past years.  Taylor team employees continue to review the manufacturing processes.  These teams identify product models and apply the Lean Manufacturing techniques to these products.  The changes that the teams suggest are used to improve our productivity and increase our ability to meet our customer's needs.

 The Company expanded its grinding capabilities in the past year.  New equipment was brought on line which made grinding our largest products possible without the need of an outside source.  This capability also aids our ability to meet the expanded needs of our customers.

The growth in our backlog has driven a continuing demand for workers in our manufacturing area.  The Company continues to expand its production workforce, bringing individuals in at all levels from apprentice to advanced journeyman.

Improvements in how we meet our customer's needs is evident in our partnerships with our vendors of both raw material and machine processes.  Taylor Devices is continuously working with these organizations to insure our ability to respond effectively to our needs and our customers.  The past year was a great success and we look forward to the coming year.

Status Report from the Chief Financial Officer
Mark V. McDonough

In fiscal 2011, Taylor Devices, Inc. recorded a sales increase of 17% over fiscal 2010.  This is our highest sales level ever, 12% higher than the previous high reached in fiscal 2008.  Last year's spike in sales to customers in the aerospace and defense markets returned to more normal levels this year and was more than offset by a 75% increase in sales of products offering protection against wind and seismic activity.   The global demand for protection of bridges and high-rise buildings seems to have rebounded during the second half of this fiscal year.  Sales to customers in construction activities now represent 57% of our total sales, up from 38% last year.  With the shift in the sales mix from aerospace / defense last year to building / bridge construction this year went the higher gross margins that we experienced last year.  Savings in some of our selling, general and administrative expenses provided some relief from the lower gross margins. Our operating income is 16% lower than last year's and our net income finished off at 44 cents per share, a nickel under the record high in fiscal 2010 of 49 cents per share.

We have a nice head start for fiscal 2012 with a sales order backlog of $15 million which is 15% more than the backlog level at the end of the prior year.  The sales order backlog is weighted more towards customers building or retro-fitting bridges and buildings in Asia.  We are certainly seeing more activity in North America as well.  Based on this sales order backlog at year end and new order activity in the early stages of the new fiscal year, we are optimistic that our profitable growth will continue through fiscal 2012.

In fiscal 2012 we will see some changes in the way Taylor Devices and other small publicly traded companies disclose financial data.   Beginning with the first quarter's reports, we will begin using XBRL.  XBRL is a language for the electronic communication of business and financial data.  Analysts and other users of the financial reports will more easily be able to compare financial data between various businesses as well as between various industries throughout the world.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Aerospace / Defense Products Report
John R. Mayfield

New orders and shipments during FY 2011 were reduced from last year's record performance.  However, the year-end backlog of orders gives us an excellent head start for FY 2012.  Profitability also remained at an acceptable level.

During FY 2011 we completed a long-term contract with the U.S. Army for Spade Dampers for the M777 Light Weight Howitzer.  This has been a very successful long term program for Taylor Devices and is far from being over.  We have received additional new orders from the U.S. Army as well as other friendly nations.  The combat record of this weapon has been superb and Taylor's contribution has been well received.  A significant new sales opportunity could be with the Army of India who recently selected the M777 as their future artillery weapon system.  The program longevity should extend for at least two decades.

Recently we saw the market for high technology navigation systems reappear after a short absence.  This is a result of new classes of combat ships and submarines being ordered to replace equipment which has exceeded their normal service life.  Our proven line of Tension/Compression Liquid Springs has set the standard for protection of navigator systems from hostile environments.  We have received new orders which extend through 2012 for these very successful shock mitigating devices.

Another established program for our Company is the Standard Missile for the U.S. Navy as well as a number of foreign navies.  Our participation began in 1988 and should continue well into the foreseeable future. We are under contract for the shock mitigation systems for the SM-3 Missile through the year 2013. Newer variants of this missile are now under development which should result in new opportunities for Taylor Devices.

Although our backlog for mature programs is encouraging, we are concerned about what the future portends due to world stability and our own political uncertainty.  These are worrisome times at best and our talents to overcome these challenges will be tested in the near future.

Industrial Products Report
Robert H. Schneider
Craig W. Winters

While the world economy bounces around with its erratic ups and downs, Taylor Devices' Industrial Product Lines have realized a large sales increase that has hopefully pushed our company into the next era with over $20M in overall sales for FY 2011!  The main product line(s) responsible for this are the Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations.  Much of this increased work volume received in FY 2011 appeared to be due in part to clients waiting to place orders until money was flowing to them, or economic conditions were ideal to move forward.  Along with this, clients are now anticipating that we will maintain regular, or yet faster lead-times, making this the most difficult aspect of all this increased work.  Therefore, our current company focus is to bolster our vendor base, while sustaining the work for current vendors, in order to ramp-up our production pace to meet customers desired deliveries.  In addition, it has become apparent that we need more space to build these dampers and products with the dramatically increased workload. Hence the company is working on a plan to substantially increase our plant space.

We continue to obtain new orders for industrial products from all market sectors, including those in the USA, Canada, Europe, India, and Asia.  Sales for another regular product line of Taylor Devices, our Crane buffers, have also improved from last year's levels.  Several large orders for new/replacement mill cranes were obtained, and some steel mill maintenance budgets were released for safety upgrades and mill improvements, including purchases of crane buffers.  This confirms that our industrial product diversity, combined with our military/aerospace product lines, continues to be an effective strategy for prolonged growth and excellent sales, despite the economic and political environments that we function within.

Some of the most significant building projects secured during FY 2011 include custom damping devices for multiple manufacturing facilities of a well-known glass company.  This company chose to protect the majority of its critical manufacturing facilities with Taylor Fluid Viscous Dampers, to not only protect their structures, but maybe more importantly, to avoid any post earthquake down-time, with their critical manufacturing and production supply!

Taylor Devices was also awarded contracts to supply Fluid Viscous Dampers for the following projects: a curtain wall in the Mumbai International Airport, Mumbai, India; dampers for the Kimpo International Airport in Seoul, South Korea; the Shomyo Building project in Yokohama City, Japan; a Nordstrom Store in Los Angeles, California; a familiar dot-com company in Pasadena, California; and three new projects in Chile.  These projects in Chile are a result of building code improvements and structural engineering effort subsequent to the devastating February 27, 2010 Chile magnitude 8.8 Earthquake.  Taylor Devices is also targeting Haiti as a market for use of the company's seismic protection products and has already received two contracts in early FY 2012.  These projects are a result of similar actions due to the catastrophic magnitude 7.0 Earthquake striking this country on January 12, 2010.

A number of other bridge damper projects were also received in FY 2011 from China and Korea, along with numerous additional commercial, residential, and micro-chip fabrication facility projects in Taiwan - these being "veteran" regions of regular earthquake activity.

Our backlog of seismic damper work for FY 2012 is beyond our expectations, reaching a much higher level than ever before. Based on the impressive sales growth during FY 2011 and continuing into early FY 2012, coupled with our largest-ever backlog, we are very optimistic about the Industrial Product Line maintaining strong sales through FY 2012. We continue to monitor the global economy and strive to adapt to meet the needs of our clients.

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
Alan Taylor, Government Contracts Administrator
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

The high and low sales information noted below for the quarters of fiscal year 2011 and fiscal year 2010 were obtained from NASDAQ.

Fiscal 2011

Fiscal 2010

High

		Low	High	Low
First Quarter	6.05	4.50	3.75	2.78
Second Quarter	528	4.55	5.50	3.30
Third Quarter	5.23	4.50	5.75	4.45
Fourth Quarter	6.60	4.80	6.85	5.00

As of May 31, 2011, the number of issued and outstanding shares of Common Stock was 3,231,199 and the approximate number of record holders of the Company's Common Stock was 796.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2011.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 11, 2011 at 11:00 a.m.  This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York.  Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

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

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, "The Structural Design of Tall and Special Buildings."   Mr. Taylor is a founding member of the International Association on Structural Control and Monitoring.  Since 2004, Mr. Taylor has also served as Chairman of the Lumber City Development Corporation, a Type C not-for-profit corporation under Section 501c(3) of the Internal Revenue Code.  This corporation's purpose is planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in the city of North Tonawanda, NY.

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

REGINALD B. NEWMAN II
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

Mr. Clark is the Chairman and Director of Lifetime Healthcare Companies, a Director of Computer Task Group, Merchants Mutual Insurance Company and HSBC-WNY.  He is also a Director of Curtis Screw and The Ten Eleven Group.   He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, past Chairman of the Buffalo Niagara Enterprise, a Director of the Amherst Industrial Development Agency, and Chairman of Univera Healthcare.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo.   Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

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

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy that resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with focus on the aerospace and defense sectors and was recognized as one of The 100 Best Companies to Work For in America by Fortune Magazine.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an M.B.A. from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Bird Technologies Corporation of Solon, Ohio.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough, who joined Taylor Devices in June 2003, is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been involved in financial management of various Western New York manufacturing organizations for over twenty years.  He has extensive experience in international operations coupled with a long history of implementing systems of internal controls.  From 1986 to 1989 he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.