Form 10-K, Exhibit 13
period 2012-05-31
TAYLOR DEVICES INC
filed 2012-08-29
CIK 96536

Exhibit 13

Taylor Devices, Inc. 2012 Annual Report

President's Letter

Dear Shareholder,

Taylor Devices’ set all-time records for sales, operating income and net income in fiscal year 2012. Sales for 2012 rose to $29,006,812 compared to $20,906,306 in 2011, an increase of 38%. Operating income climbed to $2,887,081, compared to $1,482,491 in 2011, an increase of 94%. Net income, after taxes, reached $2,198,931 compared to $1,416,509 in 2011, an increase of 55%.

The record numbers were largely due to dramatic increases in sales of seismic and wind protection products. Seismic product sales increased by 72% from 2011, and Asian nations continue to be the single largest market for Taylor Devices’ seismic dampers. For 2012, Asian sales increased to represent 54% of all corporate sales, compared to 35% of all sales for the previous year. In comparison, U.S. construction market sales remain flat, with most domestic building and bridge product sales going to projects with U.S. or State Government funding.

In comparison to the increased seismic product sales, aerospace product sales declined, due to defense and NASA program budget reductions. Compared to 2011, aerospace/defense sales for 2012 decreased by 10%.

Order backlog remains strong, with a year-end firm order backlog of $17.5 million, compared to $15 million in 2011. The Company believes that future year growth will be tied strongly to the world economy, and specifically to construction markets, with the ability of building and bridge owners and contractors to obtain project financing being extremely important.

This year’s Annual Report features two major bridge projects in Canada – the Deh Cho Bridge over the Mackenzie River in Canada’s Northwest Territories, and the monumental Port Mann Bridge across the Fraser River in British Columbia. Our neighbors to the north have elected to invest heavily in infrastructure improvements to accommodate present and potential future economic growth. The Deh Cho bridge replaces an existing summer ferry boat service and a winter “ice road” over the frozen river. The Port Mann Bridge replaces an aging five-lane bridge erected in 1957 with a ten lane signature bridge, easing traffic congestion on the Trans-Canada Highway near Vancouver. Seismic zonation for both bridges was such that Taylor Devices’ seismic protection products are used to provide a cost-effective design and construction that met or exceeded all earthquake design requirements.

Also disclosed in this year’s report is one of the first available photos of Taylor Devices’ new landing gear struts for Unmanned Air Vehicles, often referred to as UAVs or Drones. This new product line is now in full scale production for aircraft operated by the U.S. Government, the U.S. Military and several allied nations. The Company anticipates expanded production for this product line in the upcoming years, which should lead to long-term sales increases in the Company’s aerospace and military business.

Meanwhile, renovations continue on the three off-site buildings in North Tonawanda purchased by the Company in late 2011 for expansion of manufacturing operations. Renovation of one building has been completed and some manufacturing operations have been relocated from existing facilities to the new buildings. The two remaining buildings are on schedule for completion during 2013.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor

Douglas P. Taylor

President

Status Report from the Vice President

Richard G. Hill

The past year has been an exciting time for Taylor Devices. Increased sales were such that revenues in FY 2012 were greater than any in the Company’s history along with record profits. The increased customer demand for our products led us to make decisions about the future size of the Company. There have been extensive public and political discussions over the past decade about U.S. Manufacturing, often with disparaging remarks about the future of manufacturing in the United States as a whole and about our ability to compete in the world marketplace. At Taylor Devices, we believe (using the Company as an example), that there indeed is a future for manufacturing in this country and that by working smarter and improving productivity we can indeed be competitive. Taylor Devices’ growth, driven by customer demands, led us in the past year to locate and acquire a suitable site for expansion of the Company’s manufacturing facility.

The location of the new facility, on Buffalo Bolt Way in North Tonawanda, is close to our current Tonawanda Island site and includes approximately ten acres of land with three existing industrial buildings. This allows us to design and fast track construction of a state-of-the-art facility for the manufacture and processing of the Company’s products in conjunction with the current site on Tonawanda Island. The three buildings at the Buffalo Bolt Way site are being refurbished to meet the expected long-term demand for Taylor Devices’ parts. The close proximity to the existing Tonawanda Island site allows for good flow and communication between the two campuses without adding cost to the overall product. The use of the Buffalo Bolt Way site as a machining facility fits very well with the Company’s existing business model, and also allows for the expansion of assembly and test facilities on Tonawanda Island that will be required due to expected increased sales volume. The buildings on Buffalo Bolt Way are presently being refurbished and equipment will be relocated into the first of these buildings in the fourth quarter of 2012. We expect the second building to be ready by the end of 2012 and the third (and largest) building to be complete by the second quarter of 2013. We expect to be complete with all phases of this expansion by the end of 2013.

In the past year there have also been additions to the equipment at the Tonawanda Island site that expanded our capabilities and improved productivity. We have added additional large diameter turning machinery to meet the demands brought by increased unit sizes in the seismic product lines. We are adding automatic capabilities to our processing equipment to improve output. We have also ordered equipment that will quadruple our capacity in thermal processing.

The growth in our facilities has also driven a continuing demand for new workers in our manufacturing area. The Company continues to expand its production workforce, bringing individuals in at all levels from apprentice to advanced journeyman.

Taylor Devices is continuously working with our vendors and suppliers of raw material and processes to insure our ability to respond effectively to our customer needs. The past year was a great success and we look forward to the coming year.

Status Report from the Chief Financial Officer

Mark V. McDonough

In fiscal 2012, Taylor Devices, Inc. shattered last year’s record sales level by increasing sales by 38% over fiscal 2011. This increase was led by sales of seismic protection units in Asia. World-wide sales to customers involved in the construction or retro-fitting of buildings and bridges increased by 72% over last year and more than triple the level of fiscal 2010. This impressive increase more than covered the 10% drop in sales to customers in aerospace / defense which slipped to its lowest level since fiscal 2007. Sales to customers with industrial applications increased by 8% over last year. Sales within the United States jumped 37% from last year’s lower-than-normal level while sales to Asia soared 109% over last year’s record high level. In fact, our Asian sales in fiscal 2012 were greater than in the prior three years combined. Sales to customers in construction activities now represent 71% of our total sales, up from 57% last year.

As we stretched the limits of our facilities and our work force, we improved our gross margin by a bit and gross profit shot up 45% from last year. Selling expenses rose with sales while our operating income nearly doubled last year’s level with a 94% increase. Net income finished off at a record high of 67 cents per share, over 50% higher than fiscal 2011’s level of 44 cents per share.

We have a nice head start for fiscal 2013 with a sales order backlog of $17.5 million which is 16% more than the backlog level at the end of the prior year. The sales order backlog is weighted more towards customers building or retro-fitting bridges and buildings. Half of the backlog is for shipments within the USA and most of the other half will be heading to Asia. Although it will be difficult to improve on the sales level in fiscal 2012, based on this sales order backlog at year end and new order activity in the early stages of the new fiscal year, we are optimistic that our profitable growth will continue through fiscal 2013.

In fiscal 2012 we began using the required XBRL in our filings of quarterly and annual financial reports. XBRL is a language for the electronic communication of business and financial data. Analysts and other users of the financial reports can more easily compare financial data between various businesses as well as between various industries throughout the world. In fiscal 2013 we will take this to a more detailed level, as required by the SEC. We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Aerospace / Defense Products Report

John R. Mayfield

Shipments completed during FY 2012 were profitable, but declined from 2011 by 10%. New business was largely derived from follow-on orders to existing contracts. The unshipped balance of these orders provides a good head-start for FY 2013.

We have almost completed the U.S. Army and Marine Corp requirements for the Spade Dampers used on the M777 Light-Weight Howitzer Program. This has been a very successful program for Taylor Devices and will continue for many years as additional foreign countries place orders for the artillery system including spare parts.

Our involvement on the VIRGINIA Class Submarine continues with the supply of critical dampers for installation on the latest boats constructed by the Electric Boat division of General Dynamics Corporation. To date we supplied products for 12 Submarines and up to 30 ships are planned during the next 10 to 12 years.

We continue to be a valued supplier to the U.S. Navy for the SM-3 Standard Missile Program. This program enjoys a high priority because of its proven effectiveness in confronting hostile ICBM and MRBM threats. Our involvement originated in the late 1980s and should continue for at least 15-20 years. During FY 2013 we hope to begin negotiations for a multi-year procurement for our products that are utilized on the missile launch canister.

As stated earlier, we are satisfied with the status of our mature programs. To generate orders for new programs, Taylor Devices is participating in numerous DoD and aerospace development programs, one of which is now in production and featured in this report. However, it remains to be seen how many more of these development contract efforts will eventually be funded by the Government to go into full-scale production. Therefore, Taylor Devices is taking a “wait and see” attitude with respect to the availability of future opportunities to continue our very successful participation in this dynamic and fascinating marketplace.

Industrial Products Report

Robert H. Schneider

Craig W. Winters

Although most of the world economy continues to struggle, Fiscal Year 2012 was a record year for Taylor Devices’ Industrial Product Lines. Sales have increased for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations. While the US economy continues to languish, many domestic projects that were previously stalled, started up again and turned into orders for Taylor Devices. Additionally, we continue to obtain new orders from our European, South American and Asian clients. Crane buffer sales remained flat due to a steel industry that is working on very tight maintenance and capital improvement budgets. Our industrial product diversity, mixed with our other product lines, keeps us going strong when the economy is poor and has pushed us into the current record year, due to this year’s peak demand for our various products.

The record sales were attributed primarily to the fact that a major US-based company decided to purchase Taylor seismic dampers for the majority of their large factory buildings located in high seismic areas such as Japan, China and Taiwan. Several years ago, one of their factories was shut down for an extended period of time as a result of equipment failure caused by a moderate earthquake in Japan. This major client did not want to risk additional factory closures, so they decided to increase the seismic resistance of their new and existing factory building by adding a large number of high capacity dampers to these buildings. The projects were originally scheduled to occur over a period of two years. However, when the magnitude 9.0 Tohoku earthquake struck Japan on March 11, 2011, upper management of the company decided to greatly compress the project schedules. This resulted in a surge of orders for Taylor Devices over a very short duration, while orders from our regular clients continued to roll in at near record levels.

Other significant orders include 130 large dampers for the retrofit of a campus of buildings for a very well known internet company located in California, 184 dampers for a new Justice Center located in San Bernardino, CA, dampers for the seismic upgrade of a large building located in Oakland, CA and a new Fitness Center in Pismo Beach, CA.

Taylor Devices was also awarded new contracts to supply Fluid Lock-Up Devices for the Canberra Bridge in Australia and 64 Lock-Up Devices for a section of the Haramain High Speed Railway located in Saudi Arabia. Additionally, we continue to receive many new bridge orders from South Korea including the New Nonsan Grand Bridge, the Byeongjeom Bridge and several other smaller bridges. A number of other bridge damper projects were also received in FY12.

New and retrofit construction projects in current development throughout the World provide a good outlook for our FY13 expectations. However, it will be extremely difficult to match the levels achieved in FY12 as the deliveries for the major client previously discussed have begun to wind down. Our recognized ability to suit the customer’s needs with special products and the flexibility to continually adapt to the requirements of the market, remain our most valuable assets. We are also adding additional factory capacity to help us reduce our lead times, more easily handle the surges in product need, and generally to meet the delivery demands of the construction industry.

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

3 Fountain Plaza

Buffalo, NY 14203-1486

MANAGERS

Lorrie Battaglia, Human Resources Manager

Greg Hanson, Small Machine Shop Supervisor

Charles Ketchum III, Quality Assurance Manager

Alan Klembczyk, Chief Engineer

Benjamin Kujawinski, Operations Manager

John Mayfield, Aerospace/Defense Products Sales Manager

John Metzger, Engineering Manager Special Projects

David Mooney, Quality Control Manager

Kathleen Nicosia, Shareholder Relations Manager

Robert Schneider, Industrial/Seismic Products Sales Manager

Thomas Struzik Jr., Large Machine Shop Supervisor

Alan Taylor, Government Contracts Administrator

Craig Winters, Industrial/Seismic Products Sales Manager

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

800-368-5948

www.rtco.com

•	A copy of the financial report on form 10-K can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at Taylor Devices, Inc., 90 Taylor Drive, North Tonawanda, NY 14120-0748. Exhibits to the reports on 10-K can be obtained for a postage and handling fee.

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Capital Market of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The high and low sales information noted below for the quarters of fiscal year 2012 and fiscal year 2011 were obtained from NASDAQ.

	Fiscal 2012		Fiscal 2011
	High	Low	High	Low
First Quarter	6.75	5.00	6.05	4.50
Second Quarter	9.00	6.17	5.28	4.55
Third Quarter	11.50	6.53	5.23	4.50
Fourth Quarter	12.18	8.51	6.60	4.80

As of May 31, 2012, the number of issued and outstanding shares of Common Stock was 3,309,676 and the approximate number of record holders of the Company's Common Stock was 767. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2012.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 2, 2012 at 11:00 a.m. This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York. Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

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

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo’s Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Extreme Events Research. As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers’ Subcommittee on the Seismic Performance of Bridges. In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program. In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government’s Small Business Innovation Research Program. In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers’ Blast Protection of Buildings Standards Committee. In 2006, Mr. Taylor was the recipient of the Dean’s Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo. Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, “The Structural Design of Tall and Special Buildings.” Mr. Taylor is a founding member of the International Association on Structural Control and Monitoring. Since 2004, Mr. Taylor has also served as Chairman of the Lumber City Development Corporation, a Type C not-for-profit corporation under Section 501c(3) of the Internal Revenue Code. This corporation’s purpose is planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in the city of North Tonawanda, NY.

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

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness. Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo’s UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

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

Mr. Newman received the 1997 Executive of the Year, awarded by the State University of New York at Buffalo. In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association. He received the President’s Medal from the University in 2003, as well as their highest honor, the Norton Medal in 2006. He is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998. Mr. Newman was awarded an Honorary Degree from Canisius College in 1997.

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

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division. From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company’s Buffalo, NY headquarters. From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Merchants Mutual Insurance Company, HSBC-WNY, and Chairman of Lifetime Healthcare Companies. He is also a Director of Curtis Screw and The Ten Eleven Group. He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, Chairman of the Buffalo Niagara Enterprise and Chairman of Univera Healthcare. He serves on the Board of Trustees of the American Heart Association, and is a past Chairman of AAA of Western and Central New York. Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo. Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

John Burgess

Board Member

Taylor Devices, Inc.

Mr. Burgess gained his international strategy, manufacturing operations and organizational development expertise from his more than 35 years experience with middle market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc. a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica’s Ophthalmic and Educational Divisions before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy that resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years as President of Moog’s Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with focus on the aerospace and defense sectors and was recognized as one of The 100 Best Companies to Work For in America by Fortune Magazine.

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