Form 10-K, Exhibit 13
period 2013-05-31
TAYLOR DEVICES INC
filed 2013-08-29
CIK 96536

Exhibit 13

Taylor Devices, Inc. 2013 Annual Report

President's Letter

Dear Shareholder,

Fiscal year 2013 marked yet another successful year for Taylor Devices. Company sales totaled $24,729,585, second highest in our corporate history, as compared to $29,006,812 in 2012 and $20,906,306 in 2011. Operating income for 2013 was a record $3,466,662 as compared to $2,887,081 in 2012 and $1,482,491 in 2011. Net income also set a record at $2,547,794, compared to $2,198,931 in 2012 and $1,416,509 in 2011.

The lower sales volume in 2013 is due to a reduction in seismic and wind damper dollar volume. This was largely due to a surge in orders for these products in 2012, in the aftermath of major earthquakes in Asia. In comparison to the seismic damper sales reduction, aerospace product sales increased substantially for 2013, representing 33% of all sales compared to 23% in 2012. Industrial product sales also increased substantially to 10% of all sales vs. 6% in 2012. Order backlog at year’s end was $13.1 million, compared to $17.5 million in 2012, and $15 million in 2011. This reflects generally shorter lead times for aerospace and industrial products as compared to seismic and wind dampers.

Taylor Devices has always sought to stay on the leading edge of our markets by periodically introducing new and unique technology. In 2013, the Company developed and began testing on full-scale structures a modular wall panel with integral dampers in a patented configuration. This allows wood frame structures to be simply and easily upgraded with enhanced seismic protection. Similarly, the Company has filed for patents on a new concept to allow installation of seismic dampers into open storefronts, parking garages, and related structures that must retain open building bays and entrances. This new “Open Spaces Damping System” is unique in that the dampers and attachments are hidden along the top and sides of the bay, leaving the bay and the floor area entirely open. In addition to these new products being developed for the construction industry, the Company continues work on multiple applications for NASA’s next generation launch vehicle for manned space exploration. Hopefully there will also be “spin-offs” from the NASA programs to commercial applications.

This year’s Annual Report features a major wind damping project in New York City, the 40-story 250 West 55th Street Tower. This mixed-use building has nearly one million square feet of space and utilizes a unique control system, by the engineering firm ARUP, known as a “damped outrigger system.” This arrangement of dampers (patent pending, ARUP) works extremely well with Taylor Devices’ patented Metal Bellows Hermetically Sealed Dampers, which offer tens of millions of maintenance-free cycles of operation. With the damped outrigger system, the dampers are in continuous motion even under relatively low winds, and the Company’s metal bellows dampers offer superior performance under these long-term cyclic conditions.

Also featured in this report are Taylor Devices’ Precise Positioning Isolators that are used on numerous naval shipboard electronics and weapons systems. This product line has been in continuous production since 1963, with tens of thousands of these isolators used on the warships of many nations. Although the product concept is a half-century old, the isolator design has progressed through four generations technically, with patents obtained on each generation of the isolator.

As this Annual Report goes to print, renovation and upgrade work has been completed at the last and largest of the three buildings purchased by the Company in 2011 for expansion of our manufacturing operations. These buildings allow the Company to immediately gain operating efficiency due to the improved material flow and processing, plus they will accommodate for substantial increases in shipment volume in future years.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor

Douglas P. Taylor

President

Status Report from the Vice President

Richard G. Hill

This past year has been a challenging and satisfying time at Taylor Devices. Profits increased to record levels with the demand for both the Company's seismic products as well as orders for many non-standard products. The challenge was, would we be able to meet our customer's demands, and the satisfaction was seeing that we did.

At the same time, the Company was developing additional manufacturing space at a site close to the main plant that we now consider our North Campus located on Buffalo Bolt Way in North Tonawanda, New York. Two of three facilities at the North Campus have been brought on line and were in full production as of the end of the fiscal year. This additional capacity has freed us to move one of our finishing operations from a rented space, approximately five miles away, to the closer facilities at the North Campus. The third building, and perhaps the most exciting, will be the machining facility that we will be moving into this coming fall. The Company worked with the School of Engineering at the University at Buffalo in designing the internal layout of this building, giving us what we believe will be a state-of-the-art manufacturing facility. New equipment purchased during this past year, as well as the existing machining machines located at the South Campus plant on Tonawanda Island, will be moved into the facility. This move should be approximately a six week operation. The layout and space will improve the through-flow and efficiency of the Company. We look forward to the move and the capabilities this new space will give us.

The company made several purchases the past year of precision, state-of-the-art turning equipment and processing equipment that allows for a greater capacity at a reduced cost. It has allowed us to modify certain manufacturing processes, thus reducing cost and making the Company more competitive. We have also expanded our large unit test capacity to allow for a wider range of test parameters with minimal changes to the machine setup. This was done in response to requests we received from our customers and therefore, we can now offer these customers test capabilities that cannot be found anywhere else. It also reduces the time required in testing multiple units, which improves the Company's competitiveness. These changes, critical to the Company's ability to produce, are central to the Company remaining competitive in today's market.

The demand for individuals to work in manufacturing continues to grow as the available work force ages. In order to attract individuals to the Company we must remain competitive, offering an interesting, challenging career. We believe the changes to our facilities and the desire to work with and train Taylor employees can offer an individual that career. The Company will continue to offer these opportunities and expand its workforce, bringing additional employees in at all levels.

The upcoming year will offer challenges, and we believe we are well situated to meet those challenges. The past year was a great success and we look forward to the coming year.

Status Report from the Chief Financial Officer

Mark V. McDonough

In fiscal 2013, Taylor Devices, Inc. enjoyed our second highest sales level ever. Although the top line came in 15% under last year’s record sales level, at the bottom line we surpassed last year’s record high profits by 16%. A decrease in sales of seismic protection units in Asia was buffered by increases in sales to customers in the USA involved in the construction or retro-fitting of buildings and bridges as well as a 24% increase over last year in sales to customers in aerospace / defense. Sales to customers with industrial applications increased by 33% over last year’s level. Improvements in the gross margin absorbed most of the sales decrease and savings in selling expenses helped push operating income 20% higher than last year’s level. The record high net income translated to earnings per share of 76 cents for fiscal 2013 compared to 67 cents for the prior year.

The Company’s backlog of sales orders at May 31, 2013 is $13.1 million, down 25% from the backlog at the end of the prior year. 59% is for customers with aerospace / defense applications and 38% will go to customers with construction applications. 58% is for domestic customers while 37% will be shipped to Asia. We are encouraged by new sales order activity in the early stages of the new fiscal year.

We are now fully into XBRL reporting as required by the SEC. This new tool for investors allows them to more thoroughly and efficiently analyze Taylor Devices, Inc. and other entities to assist with their investment decisions. We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Aerospace / Defense Products Report

Paul L. Tuttobene

Sales in 2013 exceeded expectation with a 24% increase over 2012, more than making-up for last year’s 10% decline. In spite of the so called “sequester,” Taylor Devices is still generating new business in the U.S. and in foreign military markets.

Though many U.S. military programs have slowed in 2013 due to budget cuts, Taylor Devices has been fortunate to have existing programs, like the Spade Damper for the M777 Light Weight Howitzer and our continued support of the Virginia Class Submarine program adding to our backlog of orders. Also, Taylor Devices has been able to secure orders on foreign missile defense programs, insulating Taylor Devices from U.S. budget cuts. Several of our Middle-Eastern and Asian allies are working to develop and procure these advanced missile defense systems which, in turn, will result in orders for Taylor Devices in the near future.

Two other orders have far reaching and long term promise for Taylor Devices’ Military/Aerospace sales - one being the development contract for the next generation manned spacecraft. Taylor Devices has always been seen as a valued partner in NASA’s Hi-Tech supply-chain. Our involvement in the manned space program dates back to the Apollo program of the early 1960s and we’re looking forward to continuing this special partnership. The second is the refueling boom deceleration system on the new KC-46 air-tanker program for the U.S. Air Force. Taylor Devices has been supplying this type of equipment for the Air Force since the late 1970s. With this new contract, Taylor Devices will supply boom deceleration systems for the first (18) KC-46 Air-Tankers through 2017, with a planned total of 179 aircraft to be produced.

Other highlights this year include the 50 Caliber Machine Gun Mount Recoil Buffer for NATO, C-17 Transport aircraft engine trailer suspension struts, and smart bomb control fin dampers to name a few.

Though Taylor Devices is anticipating cuts in the U.S. military budget, we are confident that the combination of product mix, technological advantage, and program selection will keep our military sales robust for years to come.

Industrial Products Report

Craig W. Winters

Robert H. Schneider

While the U.S. economy progresses along in another recession and the world economies continue their uncertain progress, the overall sales of Taylor Devices’ Industrial Product Lines for FY13 have performed very well, even despite the phenomenal year we had in FY12, and the probability that we would not match that year in sales volume during FY13. While FY12 was an incredible year, it had a profound effect on our future outlook for sales because the surge in work (that year) resulted in our lead-times extending beyond normal and expected levels of our seismic dampers for upcoming projects. This caused many engineers and owners to choose traditional strengthening or low-technology alternatives to our products, to suit their desired schedules on new construction projects or retrofits. To improve our lead-time and get back-on track, we implemented a dual strategy to effectively regain future projects and clients. One was to expand our factory, doubling the size of our previously streamlined facility to allow more space for assembly and finishing of products, while the other, more important improvement was to appropriately bolster our inventory of materials and parts to better support sales and delivery of our seismic dampers. This combination has lead to a substantial improvement in our delivery time capability, which has translated into more engineers designing our products into their bridge and building structures and other applications, allowing us to quickly realize the fruits of our labor. Without this inventory of readily available materials and parts allowing faster delivery times, our sales would not have been as solid during FY13. Our plan is to continue this trend to further improve our ability to meet the ever-faster turnaround times desired by clients in the niche market of seismic dampers, where customized products are necessary to suit the characteristics of the structure, the local earthquake, or wind content, and the soil/foundation systems present.

We continue to obtain new orders domestically and throughout the world for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquakes, wind vibration, and pedestrian movements, while our Crane Buffer sales and other industrial product sales have remained solid, but relatively flat.

During FY13, Taylor Devices was awarded contracts to supply Fluid Viscous Dampers for the following significant projects: The new Haramain High Speed Railway in Saudi Arabia – connecting Mecca and Jeddah, a Boeing Airplane Hanger Facility in Everett, Washington, a residential home in California, the Haneda Airport (Tokyo International Airport) in Japan, the Bnei Zion Hospital in Haifa, Israel, a BART station building retrofit in Pleasant Hill, California, an Apple store, in the Stonestown Galleria Mall, San Francisco, California, and an athletic club in Pismo Beach, California. Many other seismic damper projects were also received in FY13 from multiple locations in North America, Europe, Asia, and South America for retrofit and new construction of numerous commercial, residential, and micro-chip fabrication facility projects, along with a number of new and retrofit bridge projects in these areas.

Our backlog of seismic damper work for FY14 appears appropriate, based on the faster turn-around times desired by clients and our ability to meet these demands. A number of projects are currently in the works and we are ready to support these needs. This gives us cautious optimism for the Industrial Product Lines maintaining resilient sales through FY14. We continue to monitor the domestic and global economies and strive to maintain our flexibility to meet the various needs of our clients.

Corporate Data

OFFICERS AND DIRECTORS

Douglas P. Taylor, President and Director

Richard G. Hill, Vice President and Director

Reginald B. Newman II, Secretary and Director

Randall L. Clark, Director

John Burgess, Director

Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lumsden & McCormick, LLP

Cyclorama Building

369 Franklin Street

Buffalo, NY 14202-1702

GENERAL COUNSEL

Hiscock and Barclay, LLP

1100 M&T Center

3 Fountain Plaza

Buffalo, NY 14203-1486

MANAGERS

Lorrie Battaglia, Human Resources Manager

Daniel Grosskopf, Purchasing Manager

Greg Hanson, Small Machine Shop Supervisor

Charles Ketchum III, Quality Assurance Manager

Alan Klembczyk, Chief Engineer

Benjamin Kujawinski, Operations Manager

David Lee, Western Technical Liaison

John Metzger, Engineering Manager Special Projects

David Mooney, Quality Control Manager

Kathleen Nicosia, Shareholder Relations Manager

Robert Schneider, Industrial/Seismic Products Sales Manager

Thomas Struzik Jr., Large Machine Shop Supervisor

Alan Taylor, Government Contracts Administrator

Paul Tuttobene, Eastern Technical Liaison

Craig Winters, Industrial/Seismic Products Sales Manager

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

800-368-5948

www.rtco.com

•	A copy of the financial report on form 10-K can be obtained by written request to the attention of Kathleen Nicosia, IR, at Taylor Devices, Inc., 90 Taylor Drive, North Tonawanda, NY 14120-0748.

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Capital Market of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The high and low sales information noted below for the quarters of fiscal year 2013 and fiscal year 2012 were obtained from NASDAQ.

	Fiscal 2013		Fiscal 2012
	High	Low	High	Low
First Quarter	$9.58	$7.81	$6.75	$5.00
Second Quarter	$9.10	$7.24	$9.00	$6.17
Third Quarter	$9.73	$7.69	$11.50	$6.53
Fourth Quarter	$9.00	$7.58	$12.18	$8.51

As of May 31, 2013, the number of issued and outstanding shares of Common Stock was 3,311,035 and the approximate number of record holders of the Company's Common Stock was 732. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2013.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 1, 2013 at 11:00 a.m. This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York. Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

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

RANDALL L. CLARK

Board Member

Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce. He is and has been the Chairman of Dunn Tire LLC since 1996. From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was purchased by Sherwin-Williams.

Mr. Clark has been employed in the tire industry for many years. He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984. He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991. In 2012 he was inducted into the Tire Industry Association Hall of Fame.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division. From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company’s Buffalo, NY headquarters. From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, a publicly traded company, a Director and former Chairman of Merchants Mutual Insurance Company, and Chairman of Lifetime Healthcare Companies. He is also a Director of Curtis Screw and The Ten Eleven Group. He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, Chairman of the Buffalo Niagara Enterprise and Chairman of Univera Healthcare. He is also a past Chairman of AAA of Western and Central New York. Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo. Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

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