Form 10-K, Exhibit 13
period 2014-05-31
TAYLOR DEVICES INC
filed 2014-08-29
CIK 96536

Exhibit 13

Taylor Devices, Inc, 2014 Annual Report

President's Letter

Dear Shareholder,

Fiscal year 2014 proved to be a year of challenges for Taylor Devices. The first of these was to complete construction on our new manufacturing campus in North Tonawanda located roughly 1.7 miles from our existing facilities on Tonawanda Island. This was completed in late summer of 2013. The second challenge was moving all production machinery to the new site, along with machine installation and set-up at the new campus. This process proved to be more difficult than expected, and substantial machine downtime resulted in reduced shipment levels for several months. As a result, sales for fiscal year 2014 dropped to $20,011,228, from $24,729,585 in 2013, operating income was reduced to $1,545,752, compared to 2013’s record income of $3,466,662. Net income fell to $1,131,212, compared to the record $2,547,794 reached in 2013.

The reduced shipment levels for 2014 gave the Company a third challenge, which was to manage our order backlog at a period when productivity was down and demand for Taylor Devices’ products was high. Our order backlog at the end of the previous F/Y 2013 was $13.1 million. The backlog of orders increased throughout 2014, and at the end of F/Y 14 has increased to $24.6 million. By negotiating deliveries with customers, and with some adroit scheduling and subcontracting, the Company managed to get through the facilities upgrade without losing orders. With the high order backlog, and with all machinery online, better performance is expected in 2015. Thus far, and as expected, the new manufacturing campus has increased Taylor Devices’ productivity and decreased the time necessary to process parts.

Our featured project in this year’s Annual Report is the record-setting X47-B unmanned strike fighter which has demonstrated that remote piloted aircraft can now take off and land on aircraft carriers. The Company designed and manufactured the arresting shock spring-dampers and upstop shock absorbers that helped to make this landing possible. The advantage of a remotely piloted combat aircraft is that there are no fragile humans on it – hence it can maneuver in combat at G-loading far beyond what the human body can tolerate, even when equipped with the latest pilot G-suits. If the X-47B loses in combat, only the aircraft is lost, since it has no humans onboard. Some controversy surrounds this program, with discussions within the DoD on the use of drones in combat, or whether they should be limited to their more traditional use for reconnaissance and surgical strikers on land-based targets.

Also featured is the new San Bernardino Justice Center building, slated to be a new Southern California landmark structure and seismically protected with 184 Taylor Devices’ Seismic Dampers, each of 440 tons output force. The new 11-story building includes the latest in high-tech security, plus includes a drought resistant “green roof” on the third floor. This building recently received the 2014 Excellence in Structural Engineering Award from the Structural Engineers Association of California. The new Justice Center is expected to serve as a model for future court facilities in California and other states.

This year’s report back cover highlights a museum exhibition of the Company’s seismic and wind damping products at the National Building Museum in Washington, DC. We hope that the increased exposure of our technology to Government officials will benefit the Company with increased demand for our earthquake protection products. This is especially true when considering that repair work is still being done in Washington on buildings damaged by the unexpected April 2011 Virginia earthquake of 5.8 magnitude. From discussions with people at the exhibition opening, this quake is still very much on their minds, and this is the place where National Seismic Code changes begin. This long-term exhibition runs through August of 2015.

All of us at Taylor Devices look forward to successful and profitable upcoming year with our new expanded facilities capable of achieving ever increasing sales levels.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor

Douglas P, Taylor

President

Status Report from the Vice President

Richard G. Hill

This past year saw the completion of a two-year expansion project at Taylor Devices. In the fall of 2011, the Company purchased eight acres of land at One Buffalo Bolt Way from the city of North Tonawanda. At the same time, the Company also purchased two additional acres with three buildings from a private seller. The two sites were contiguous. The Company then petitioned the City of North Tonawanda to “sew” the two sites into one. The buildings went through an engineering design upgrade that included input from both the State University of New York at Buffalo and the international engineering firm, Parsons Brinckerhoff, engineer of record for the project.

Manufacturing of the Company’s products requires numerous special processes and associated specialty equipment. The intent of developing the site at One Buffalo Bolt Way was to build a manufacturing space that would incorporate this equipment and be specifically designed for the production of the Company’s products. This would also give the Company the opportunity to modernize the original facility on Tonawanda Island for expanded assembly and test operations.

In the spring of 2012, contracts were issued for the refurbishment and modification of the three buildings per the engineering designs. Construction at the site was scheduled so that the buildings would be completed and come into service in successive order. This would allow manufacturing to begin at the site as soon as possible, sequentially moving the manufacturing processes to the designated buildings at One Buffalo Bolt Way. The expansion at One Buffalo Bolt Way was finished in the late fall of 2013, when management accepted the buildings from the contractors. At this point, the move of the balance of the manufacturing equipment to the new facility began.

The move required eight weeks as machines were taken offline, moved to the Buffalo Bolt site, installed on new foundations, and restarted in the manufacturing process. This was done in a sequential process to minimize the amount of time the machines were down. When the move was completed and manufacturing began, it began to immediately yield returns. Several processes that were previously limited in throughput due to lack of space began to produce at two to three times their previous rate.

The Company has been growing continuously over the past 30 years and the need for additional manufacturing space has often been a limiting factor. The site on Tonawanda Island goes back to 1960 when the original plant was built. The site on the Island does not allow for any further expansion and as we grew, the need for the site at One Buffalo Bolt Way became apparent.

The future of the Company lies in our ability to effectively support our customers. Their demands have driven us in our decisions on when and where to expand. We are now in a position to support their requests and to do that in an effective and economical way.

The future lies before us and we are prepared to meet the demands it brings.

Status Report from the Chief Financial Officer

Mark V. McDonough

After nine quarters during which we averaged $6.8 million of revenue per quarter, it was disappointing in fiscal 2014 to have four quarters averaging only $5 million in revenue. Our net income for the year of $1.1 million was the lowest it has been in the last five years. After two years during which sales to customers involved in the construction and retro-fitting of buildings and bridges accounted for the majority of sales, in fiscal 2014, sales to this group of customers fell to almost even with sales to customers in aerospace/defense.

During this slow period, however, we were not idle. We restructured our manufacturing process in our new facilities to enable us to more efficiently manufacture, assemble and test our products. We designed and engineered our products into new applications to solve our customers’ problems. We worked with new customers, all over the world, to finish the year with a sales backlog of almost $25 million. Taylor Devices is primed and ready for a strong comeback in fiscal 2015.

Efforts in recent years to converge U.S. accounting practices with those of the rest of the world seemed to have stalled. One area of convergence with international standards is in the recognition of revenue. This new standard, which will not affect our financial reporting until fiscal 2018, will require a change in the way in which we record revenue. Companies like Taylor Devices will no longer record revenue using a percentage of completion method of accounting for long-term construction contracts. While we have a few years before we implement this change, we have not yet determined the effect it will have on our financial statements. We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Aerospace / Defense Products Report

Paul L. Tuttobene

Once again, Taylor Devices’ 2014 Military/Aerospace Sales exceeded expectation with a 9.2% increase over 2013 and now account for 44% of total company sales. Even with continued cutbacks in defense spending, Taylor Devices technology is still able to generate new business in the US and in foreign military markets.

While Taylor Devices existing programs, like the .50 Caliber Machine Gun Mount Recoil Buffer (with a new 550 system order) and the Spade Damper for the M777 Light Weight Howitzer continue adding to our backlog of orders, Taylor Devices emphasis is on selecting new programs that will likely generate the greatest future sales potential. Also, given the recent tensions in Europe, Asia and the Middle East, Taylor Devices is well positioned to participate in future foreign Missile Defense System sales.

To highlight a few of the new programs: Taylor Devices secured a development contract for a new Gimbal System Damper to be used on a large, gas-filled military airship. Another new program is the Navy Standard Missile Canister Program, which ordered Taylor Devices Shock Isolators for 150 new Surface to Air Missiles. We also received significant follow-on orders for the European Commercial Aircraft Actuator and another for a Military Aircraft Machined Spring.

Of all the new Military/Aerospace programs that Taylor Devices has been fortunate enough to participate in this year, a new Navy Ship Isolation System was the most significant new program of 2014. Taylor Devices designed, developed, tested and is the manufacturer of this new large weapon systems isolator that mounts directly to the hull foundations of the warship. The company has received a multi-million dollar, multi-year contract for the isolators.

As I stated last year, the US Military, the world’s biggest military/aerospace customer will continue to downsize for the foreseeable future. That said, Taylor Devices is confident that our strategy of careful program selection, technological advantage and legendary product quality will keep our Military/Aerospace sales robust for years to come.

Industrial Products Report

Craig W. Winters

Bob H. Schneider

As the world economy continues to struggle, Fiscal Year 2014 was a solid year for Taylor Devices’ Industrial Product Lines. Although sales decreased slightly for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations, the volume of new project orders increased substantially as the year came to a close. While the US economy continues to slowly improve, several domestic projects reached the bidding phase and became orders for Taylor Devices. Additionally, we continue to obtain new orders from our traditional European, South American and Asian clients. Crane buffer sales improved slightly as a result of the construction of a few new steel production facilities. Our industrial product diversity, mixed with our other product lines, keeps us going strong when the economy is poor.

Although we are faced with increased competition from emerging and existing manufacturers of fluid dampers and other types of energy dissipation technologies, our new manufacturing facilities and improved supply chain helps make us more efficient so we can continue to compete in an evolving market. With over 600 completed projects and a performance track record that is second to none, we are well positioned to continue as the preferred source while we work to control our costs and submit competitive, yet profitable proposals.

During FY14, Taylor Devices was awarded 42 new orders for our seismic and wind damping technology. This represents a 20% increase from FY13. With the majority of these new orders scheduled to ship after the end of FY14, FY15 is off to a good start and looks promising.

Several notable building projects were won during FY14 including 16 huge dampers to be used as part of the tuned mass damper for a new building located at 432 Park Avenue in New York City. The dampers will be used to control an 1100 ton pendulum made from steel and concrete that will reduce the wind induced vibrations in the building. Once complete, 432 Park Avenue will be the tallest residential building in the Western Hemisphere and will change the skyline of Manhattan.

Other projects worth mentioning include dampers for the seismic protection of Santa Clarita City Hall and the new San Diego Central Courthouse, both located in California. Offshore projects include dampers for the second phase of the Jorge Chavez Airport in Peru, a huge mixed use building in Tokyo and an office building for a cellular phone company in Turkey.

Taylor Devices was also awarded new contracts to supply 34 large and custom Fluid Viscous Dampers for the new Gerald Desmond Bridge in California and Lock-Up Devices for another section of the Haramain High Speed Railway located in Saudi Arabia. Additionally, we continue to receive many new seismic device orders for bridges from various countries in Asia.

A very strong backlog of existing orders at the end of FY14 as well as new and retrofit construction projects in current development throughout the World provide a good outlook for our FY15 expectations. Our recognized ability to suit the customer’s needs with special products and the flexibility to continually adapt to the requirements of the market, remain our most valuable assets. Additional manufacturing space plus a healthy amount of raw materials and components needed to build dampers help us reduce our lead times, more easily handle the surges in product need, and to generally meet the delivery demands of the construction industry.

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

David Mooney, Quality Control Manager

Kathleen Nicosia, Shareholder Relations Manager

Robert Schneider, Industrial/Seismic Products Sales Manager

Thomas Struzik Jr., Large Machine Shop Supervisor

Alan Taylor, Government Contracts Manager

Paul Tuttobene, Aerospace/Defense Products Sales Manager

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

The high and low sales information noted below for the quarters of fiscal year 2014 and fiscal year 2013 were obtained from NASDAQ.

	Fiscal 2014		Fiscal 2013
	High	Low	High	Low
First Quarter	$9.58	$7.94	$9.58	$7.81
Second Quarter	$9.00	$7.82	$9.10	$7.24
Third Quarter	$8.69	$7.60	$9.73	$7.69
Fourth Quarter	$9.30	$8.27	$9.00	$7.58

As of May 31, 2014, the number of issued and outstanding shares of Common Stock was 3,342,816 and the approximate number of record holders of the Company's Common Stock was 705. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2014.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 7, 2014 at 11:00 a.m. This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York. Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

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

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness. Mr. Hill served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and served on the State University of New York at Buffalo’s UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

Reginald B. Newman II

Board Member and Secretary

Mr. Newman received his B.S. degree in Business Administration from Northwestern University in 1959. He was employed by NOCO Energy Corp., a diversified terminal operators, distributor, and retailer of petroleum and other energy related products from 1960, retiring as Chairman and CEO in 2003. Mr. Newman is also Chairman of Prior Aviation Service, Inc., Buffalo, New York.

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

Mr. Clark is currently a Director of Computer Task Group, a publicly traded company and Director and former Chairman of Merchants Mutual Insurance Company. He is also a Director of Curtis Screw and The Ten Eleven Group. He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, and a Chairman of the Buffalo Niagara Enterprise. He is also a past Chairman of AAA of Western and Central New York. Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo. Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

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

Mr. Burgess earned a BS in Engineering from Bath University in England, and an M.B.A. from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Bird Technologies Corporation of Solon, Ohio.

Mark V. McDonough

Chief Financial Officer

Mr. McDonough, who joined Taylor Devices in June 2003, is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982. He has been involved in financial management of various Western New York manufacturing organizations for over twenty-five years. He has extensive experience in international operations coupled with a long history of implementing systems of internal controls. From 1986 to 1989 he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.