Form 10-K, Exhibit 13
period 2015-05-31
TAYLOR DEVICES INC
filed 2015-08-27
CIK 96536

Exhibit 13

Taylor Devices, Inc, 2015 Annual Report

President's Letter

Dear Shareholder,

The 2015 fiscal year proved to be exceptional for Taylor Devices. Sales exceeded $30 million for the first time in company history, increasing from $20,011,000 in the 2014 fiscal year to a new high of $30,589,266. Operating income for 2015 was $3,061,443, nearly double the $1,545,752 figure in the previous year. Net income for 2015 increased to $2,174,948, compared to $1,131,212 in 2014.

The potential for continued revenue growth is revealed in the shipments for the fourth quarter of 2015, which reached an annualized rate of $43 million.

Our performance was bolstered by the expansion of our manufacturing facilities at the new Buffalo Bolt Way site, which was completed in 2014. Our expanded capabilities have allowed increased shipments without having to turn away business due to long delivery times.

Taylor Devices’ firm order backlog at the end of the 2015 fiscal year was $25.2 million, up by 2.5% from 2014, even with the large increase in shipments. Market mix was approximately 54% seismic and wind protection products and 46% aerospace/defense and industrial. Management considers this product and market mix as nearly ideal for long term growth.

Higher seismic product sales appear to be due to increased public awareness of seismic hazards due to major earthquakes and the resulting catastrophic damage in several high-visibility locations over the past few years. These events have resulted in government regulatory agencies in many countries increasing their seismic design code requirements.

Aerospace and defense sales are also growing. Numerous new programs are being funded for initial production. In addition, the Company has substantial development contracts for the next generation of U.S. spacecraft, which are slated to replace the now-retired Space Shuttles. At the same time, we are working with NASA on products for a new long-range space vehicle that is currently in the development phase as the U.S. preps for an interplanetary space program.

An immediate challenge being addressed by Taylor Devices’ Board of Directors and Management Team is the ever-increasing physical size of the company’s popular seismic and wind damping products. The increases in seismic design requirements occurring worldwide are such that customers are requesting much larger dampers.

When our present seismic assembly and test facilities were designed in the 1990s, the largest dampers offered by the company had output forces in the 2 million pound range and overall lengths of up to 24 ft. Today, an upper design force limit of 4 million pounds is not unusual, and the company has been hard-pressed to effectively build products up to 45 feet long.

As a result, Taylor Devices is moving forward in an expansion of our seismic damper assembly and test area to accommodate these larger dampers. This process will involve additions to our present assembly and test buildings at our Tonawanda Island site.

The featured product in this year’s Annual Report is the breathtaking new 432 Park Avenue residential tower in Manhattan. This building uses large dampers crafted by Taylor Devices to control a tuned mass damping system incorporated into the upper floors of the structure. The 432 Park Avenue structure topped out at a roof height of 1,396 feet, and includes no spires or antennas to attain this impressive height. The 1,396-foot roof height can be compared to the Empire State Building at 1,250-foot roof height (1,454-foot height including spire and the new One World Trade Center (Freedom Tower) at 1,368-foot roof height (1,776 feet with spire).

No matter how the actual building height is measured, the 432 Park Avenue Tower is impressive – and it is unchallenged as the tallest residential building in the Western Hemisphere.

This year’s annual report also records the induction of Taylor Devices’ seismic damper into the Space Technology Hall of Fame. I was also personally inducted into the Hall of Fame as the originator of the concept of using the large fluid damping systems we originally developed for NASA in civil engineering structures. To date, more than 600 buildings and bridges worldwide are using Taylor Devices’ seismic dampers.

All of us at Taylor Devices look forward to another successful and exciting year in 2016.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P, Taylor
President

Status Report from the Vice President

Richard G. Hill

The past year marked an exciting time for Taylor Devices. In 2011, the company purchased a site in North Tonawanda as the base of our future growth. This site covered 10 total acres and included three existing buildings. We were able to redesign and outfit one of the buildings for the manufacturing of components, a second for final paint processing, skidding and shipment of the product and the third for raw material storage. Those facilities were completed in the spring in 2013.

The growth in revenue from $20,011,000 in 2014 to $30,589,266 was, in part, a result bringing those facilities online. The move of the equipment, although having an initial negative impact, added to the revenue of the past fiscal year and in doing so, increased the operating income substantially.

We have been able to expand our milling, honing, turning and grinding capacity with capital equipment purchased since June 2014. Consider:

•	A high-precision milling machine was added and has allowed us to decrease our through-put time on a series of major orders for the U.S. Navy. This piece of equipment will also be instrumental in some of the NASA work presently in the backlog.

•	Added honing equipment doubled our capacity in that work center, which is in high demand. These machines support our volume production of both aerospace products and our line of commercial buffers, which are used extensively in heavy manufacturing industries worldwide.

•	The turning equipment aids in our prototype department, which builds concept units. These concept units are the basis for new products that will be evaluated and offered to the marketplace in the future.

•	The new grinding equipment allows us the ability to hold the extremely high tolerances required for the products to respond as designed. These machines are designed for not only high tolerance work, but also for volume production, as required.

Our growth has been a direct result of the demand by our customers for the various products the company produces. This demand is constantly pushing the typical size of the largest unit to longer strokes and larger diameters. Recognizing this, the management team is planning an expansion of the manufacturing space on Tonawanda Island to allow for the assembly and test of some of the largest dampers we manufacture, the procurement of additional large diameter turning equipment and the rebuilding and upgrading of some existing machines.

The company, in response to our customer demands, must continue to grow -- not only in its ability to produce some of the largest dampers in the world, but to do so in a manner that allows the products to be integrated economically and perform as designed. This requires us to constantly evaluate and update our processes and equipment to maintain a competitive edge.

We look forward to the challenges of a new year and believe we are doing all we can to meet those challenges.

Status Report from the Chief Financial Officer

Mark V. McDonough

After a slow start to the 2015 fiscal year, Taylor Devices had a very strong fourth quarter to establish a new high for revenue. While we easily surpassed last year’s disappointing level of revenue by 53%, we also managed to top the previous best -- achieved in 2012 -- by 5%.

The largest increases in revenue over last year were recorded in the United States (up 60%) and Asia (up 45%). Slightly more than 40% of the U.S. revenue increase was due to customers in aerospace/defense, with the rest primarily attributed to customers involved in the construction or retrofitting of buildings and bridges. The increase in revenue from Asian sources was solely from construction customers.

Operating income almost doubled last year’s level. The net income for the company was not a record high, but it did finish up at twice as much as last year. Earnings per share of 64 cents for 2015 compared favorably to 34 cents for the prior year.

The company’s backlog of sales orders as of May 31, 2015 is $25.2 million, up slightly from the backlog at the end of the prior year. Even with record high revenue, our sales order backlog never dipped below $24 million during the 2015 fiscal year. The orders are coming in as quickly as we are getting them out! The backlog averaged just over $26 million through the year. Approximately 70% of the backlog is for domestic customers, while 27% will be shipped to Asia.

We are encouraged by continued new sales order activity in the early stages of the new fiscal year. As we continue to grow our business in 2016, we are working to become more efficient in our operations to handle the increase in customer interest in our products. We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Status Report from Aerospace / Defense Products

Alan R. Klembczyk

As Taylor Devices continues to be strongly involved with mature military and aerospace programs -- and we have continued to develop new products for new programs. This balanced strategy has allowed yet another year of increased military/aerospace sales in 2015, up 35% from last year. This represents 39% of our total company sales for this past year. The previous two years included increased aerospace and defense sales of 24% and 9.2%, respectively, so we have been able to continue this upward trend.

Our successful performance providing products on these existing programs has granted us substantial visibility, as well as new opportunities. This is indeed the case with our landing gear components, where our customers understand the benefits that Taylor Devices provides. This allows them to make further improvements in their systems. We are launching a drone component development program that will hopefully allow this trend to continue.

Due to our ability to combine special engineering and manufacturing methods into new products, our opportunities to provide unique machined spring elements are increasing. These components are now used in helicopters, cargo aircraft and the International Space Station. Over this past year, we have worked closely with a customer to develop a new design for use in an existing military application. If successful, future retrofits will bring new sales opportunities.

Throughout the year, we have partnered with NASA for products that will be used as part of the launch facilities and for actual spaceflight on three different space programs. We expect that these programs will continue for many years to come.

On the military side, we had a well-balanced year of reorders and newly emerging development efforts. For example, we worked with the U.S. Army to incorporate our products into an existing weapon that could provide years of future sales.

As reported last year, Taylor Devices also secured a production contract for special shipboard isolators for the U.S. Navy. Throughout this year, we have continued regular shipments of that product. Production of special isolators for the vertical launch system for the standard missile program continues at a steady pace and will roll into the current year.

Although the U.S. government has pursued a trend of military spending reductions, Taylor Devices has sustained its strategy to provide new and improved products for emerging projects while continuing to support mature programs.

Status Report from Industrial Products

Bob H. Schneider

Craig W. Winters

While the world economy experiences jitters and disruptions, the United States seems to have reached some level of stabilization. U.S. construction projects are again on the move, most notably tall building projects in New York City, along with several major bridge replacement and retrofit projects throughout the country.

Due to the mix with our military and aerospace product lines, Taylor Devices enjoyed a record-setting 2015 fiscal year and a very strong performance from the company’s industrial and construction product lines. Sales of fluid viscous dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting and pedestrian vibrations increased by 83% over 2014, while industrial product sales remained level.

Although the recent improvement of the U.S. economy has been great for Taylor Devices, our 2015 fiscal year was bolstered by large projects in Japan, including I-Project area D, and KIOI multi-purpose building projects. We also continue to progress with the design and development of the 34 custom-fused fluid viscous dampers for the new Gerald Desmond Bridge replacement in Long Beach, California, despite an owner’s delay due to some major project design and input changes.

Another major change this fiscal year to Taylor Devices Sales and Marketing was the promotion of Alan R. Klembczyk to the position of vice president of sales and engineering. Alan now oversees sales and marketing efforts and is working closely with us on the development of a new product catalog and website changes.

Alan previously was the company’s chief engineer, a position which has now been filled by John Metzger, the company’s former engineering manager for special projects. Both Alan and John have dedicated strong efforts to support sales staff at the quoting, bidding and design/development stages in an effort to assist with further boosting our sales backlog.

We continue to add more projects to over 600 completed buildings and bridges around the globe. Branded Taylor Devices products are the preferred source of seismic and wind protection nationally and worldwide.

During the 2015 fiscal year, Taylor Devices was awarded 32 new orders for our seismic and wind damping technology. Some of the major domestic projects included:

•	30 toggle brace damping systems for a new residential building in Boston, Massachusetts
•	32 metal bellows dampers used in an exoskeleton frame of the new 181 Fremont Street tower in San Francisco, California
•	52 custom long-length and long stroke dampers for the seismic retrofit of the Twentynine Palms Naval Hospital in San Diego, California
•	163 custom long dampers for the seismic retrofit of Naval Medical Center San Diego (California)
•	A group of dampers for a Boeing facility retrofit and another group for a prominent insurance company building retrofit.

Significant offshore projects include 289 large dampers for a residential mixed-use project in Asia; a major bank building project plus an insurance building project in Peru; and base isolation dampers for the monumental Arcul de Triumf structure in Bucharest, Romania, akin to the famous Arc de Triomphe structure in Paris, France.

Numerous residential and office building projects, combined with work on several large bridges throughout Asia, round out the overseas projects that utilize our fluid viscous damping technology.

Our proven ability to suit our customer’s needs with special products and the flexibility to continually grow and adapt to the market prove to be our most valuable assets. A very strong backlog of orders at the end of 2015, along with the best start ever for additional seismic damper projects to kick off the 2016 fiscal year, gives us huge promise for an impressive upcoming year!

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

Barclay Damon, LLP

1100 M&T Center

3 Fountain Plaza

Buffalo, NY 14203-1486

MANAGERS

Daniel Grosskopf, Purchasing Manager

Greg Hanson, Small Machine Shop Supervisor

Charles Ketchum III, Quality Assurance Manager

Alan Klembczyk, Vice President, Sales & Engineering

Benjamin Kujawinski, Operations Manager

David Lee, Western Technical Liaison

John Metzger, Chief Engineer

David Mooney, Quality Control Manager

Kathleen Nicosia, Shareholder Relations Manager

Lindsey Sands, Human Resources Generalist

Robert Schneider, Industrial/Seismic Products Sales Manager

Thomas Struzik Jr., Large Machine Shop Supervisor

Alan Taylor, Government Contracts Manager

Paul Tuttobene, Eastern Technical Liaison

Craig Winters, Industrial/Seismic Products Sales Manager

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services

250 Royall Street

Canton, MA 02021

800-522-6645

www.computershare.com

•	A copy of the financial report on form 10-K can be obtained by written request to the attention of Kathleen Nicosia, IR, at Taylor Devices, Inc., 90 Taylor Drive, North Tonawanda, NY 14120-0748.

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Capital Market of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The high and low sales information noted below for the quarters of fiscal year 2015 and fiscal year 2014 were obtained from NASDAQ.

	Fiscal 2015		Fiscal 2014
	High	Low	High	Low
First Quarter	$ 9.10	$ 8.19	$9.58	$7.94
Second Quarter	$11.00	$ 8.50	$9.00	$7.82
Third Quarter	$12.16	$ 9.39	$8.69	$7.60
Fourth Quarter	$13.35	$11.10	$9.30	$8.27

As of May 31, 2015, the number of issued and outstanding shares of Common Stock was 3,363,664 and the approximate number of record holders of the Company's Common Stock was 685. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2015.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, October 23, 2015 at 11:00 a.m. This year's meeting will be held at the Buffalo Marriott Niagara, 1340 Millersport Highway, Amherst, New York. Shareholders desiring accommodations may call the Buffalo Marriott Niagara at 716-689-6900.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Douglas P. Taylor

Board Member and President

Mr. Taylor earned his B.S. degree in mechanical engineering from the State University of New York at Buffalo in 1971. He has been employed by Taylor Devices, Inc. since 1971 and was appointed president in April 1991. Mr. Taylor previously was president of Tayco Developments, Inc., an affiliate of Taylor Devices, Inc. that was subsequently acquired by merger in 2008. Mr. Taylor had been employed by Tayco Developments since 1966. He is the inventor or co-inventor on 33 patents in the fields of energy management, hydraulics and shock isolation.

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

Since 1988, Mr. Taylor has hosted internship programs for engineering students and is affiliated as an industrial sponsor with the State University of New York at Buffalo and the North Tonawanda (N.Y.) City School District.

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection in association with the University at Buffalo’s Civil, Structural and Environmental Engineering Department and Multidisciplinary Center for Extreme Events Research. As a result, military damping technology from the Cold War era is now being used worldwide for seismic and wind protection of building and bridges.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers’ Subcommittee on the Seismic Performance of Bridges. In 1998, Mr. Taylor was appointed to a U.S. Department of Commerce oversight committee to develop guidelines for the implementation of damping technology into buildings and other structures as part of the U.S. National Earthquake Hazard Reduction Program.

In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Small Business Innovation Research Program. In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers’ Blast Protection of Buildings Standards Committee. In 2006, Mr. Taylor was the recipient of the Dean’s Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo. Mr. Taylor was named Structural Engineer of the Year in 2006 by the engineering journal The Structural Design of Tall and Special Buildings.

In 2015, Mr. Taylor received the Moisseiff Award for contributions to the science and art of structural design from the American Society of Civil Engineers. During that same year, Mr. Taylor was inducted into the Space Technology Hall of Fame by NASA and the Space Foundation.

Mr Taylor is a founding member of the International Association on Structural Control and Monitoring, and a life member of the Association for Iron & Steel Technology. Since 2004, Mr. Taylor has also served as chairman of the Lumber City Development Corporation, whose purpose is the planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in North Tonawanda, N.Y.

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

Reginald B. Newman II

Board Member and Secretary

Taylor Devices, Inc.

Mr. Newman received his B.S. degree in business administration from Northwestern University in 1959. He was employed by NOCO Energy Corp., a diversified terminal operator, distributor and retailer of petroleum and other energy related products, from 1960 until his retirement as chairman and CEO in 2003. Mr. Newman is also chairman of Prior Aviation Service, Inc., in Buffalo, New York.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor company of Dearborn, Michigan,in the product planning department.

Mr. Newman is currently a director of Dunn Tire, LLC and a director and chairman of Rand Capital Corporation. He was the chair of the Board of Trustees of the University at Buffalo Foundation, Inc. from 1996 to 2008.

Mr. Newman received the 1997 Executive of the Year award from the State University of New York at Buffalo. In 1998, Mr. Newman was honored with the Walter P. Cooke Award for Notable and Meritorious Service to the University, presented by the University at Buffalo Alumni Association. He received the President’s Medal from the university in 2003, as well as the institution’s highest honor, the Norton Medal, in 2006.

Mr. Newman is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998. He was awarded an honorary degree from Canisius College in 1997.

Randall L. Clark

Board Member

Mr. Clark holds a B.A. degree from the University of Pennsylvania and earned his M.B.A. from the Wharton School of Finance and Commerce. He has served as the chairman of Dunn Tire, LLC since 1996. From 1992 to 1996, Mr. Clark was executive vice president and chief operating officer of Pratt & Lambert, until it was purchased by Sherwin-Williams.

Mr. Clark has been employed in the tire industry for many years. He was named president of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983 and named president and chief executive officer in 1984. He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was chairman of the board and chief executive officer of Dunlop Tire Corporation in North America from 1985 to 1991. In 2012, he was inducted into the Tire Industry Association Hall of Fame.

From 1977 to 1980, Mr. Clark was vice president of marketing for the Dunlop Tire Division. From 1973 to 1977, he was employed by Dunlop as director of marketing at the company’s Buffalo, New York headquarters. From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a director of Computer Task Group, a publicly traded company, and director and former chairman of Merchants Mutual Insurance Company. He is also a director of The Ten Eleven Group. He is a past president of the International Trade Council of Western New York, past chairman of the Buffalo Chamber of Commerce and a chairman of Buffalo Niagara Enterprise. Mr. Clark is a past chairman of AAA of Western and Central New York.

Mr. Clark was appointed by former New York State Governor George Pataki to the Council for the State University of New York at Buffalo. Recently, he was named to the Board of Trustees of the University at Buffalo Foundation.

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