Form 10-K, Exhibit 13
period 2016-05-31
TAYLOR DEVICES INC
filed 2016-08-29
CIK 96536

Exhibit 13

Taylor Devices, In. 2016 Annual Report

President's Letter

Dear Shareholder,

Taylor Devices’ 2016 fiscal year proved to be an exciting one for the Company with record setting sales and income. The Company’s 2016 sales soared to $35,680,449 compared to the previous year’s record sales of $30,589,266. Operating income was a record $5,748,407, compared to $3,061,343 in 2015. Net income also increased to a record level of $4,208,225, compared to $2,174,948 in 2015.

The expansion of our manufacturing facilities, started in 2011 and completed in 2014, has definitely had a very positive impact on the Company’s performance. The building layout reduces manufacturing through-put time, plus allows the addition of new machines which make the parts faster than previously.

Taylor Devices’ firm order backlog at the end of the 2016 fiscal year was $21.5 million, down from $25.2 million at the close of the previous year. The lower backlog is due in part to the increased shipment volume and the Company’s ability to complete orders in less time. It also may represent some softening in both commercial and aerospace/defense markets, which hopefully will prove to be short term and related to uncertainty about how the U.S. economy will be affected by the outcome of the November elections.

In general, our seismic damper sales volume comes from a mix of U.S. and Asian off-shore orders. The U.S. orders depend on the construction market, including both new and retrofit buildings, along with both new and replacement highway and rail transit bridges. With respect to bridge construction, much political discussion has taken place this year on improving U.S. transportation infrastructure, and hopefully this will lead to increasing sales of the Company’s seismic protection products for bridges.

Taylor Devices’ aerospace and defense business comes largely from U.S. customers and the Government directly. This market is very diverse, with current major programs including weapon’s effects shock isolators and dampers for the U.S. Navy and Army, landing gears for medium and large un-manned aircraft, and spacecraft related components for NASA. The Company expects sales of these products to increase in the upcoming years, depending on defense and NASA spending levels.

The Company is moving toward completion on a 10,000 sq. ft. expansion of its seismic damper assembly and test facilities at the Tonawanda Island site. The expansion process, which began in late 2015, should be completed with the building addition in full operation by January 2017. At this time the building itself is largely complete, and two new seismic damper test machines are designed and being fabricated. Both of these machines have substantially longer frames than our older test machines to accommodate the latest - and very long stroke - dampers now on order from customers. In addition, since the new long frame machines will also be able to test smaller products, we will also effectively double our capacity for assembling and testing our standard seismic dampers. When complete and in service, the expanded assembly and test area should be able to fully accommodate the increased output from our manufacturing facilities and provide for future overall sales growth.

This year’s Annual Report features the new 181 Fremont Tower being constructed in San Francisco. This building is an example of what is termed the modernism school of architectural design, and is environmentally friendly, earning a “gold” rating using U.S. Green Building Council guidelines. As part of this rating, the building must be capable of withstanding a 1 in 475 year earthquake without permanent structural damage. To achieve this performance level, the building uses an unusual external mega-brace structural system and 32 large Taylor Devices’ dampers. This arrangement also gains additional interior space within the building. When compared to other design approaches, a tall building in this size range would utilize a large tuned mass damper which would occupy the 3-4 top floors of the building. The unique external frame design of 181 Fremont allows interior spaces to have more usable floor space – along with the 3-4 upper floors generating rental income. When complete, 181 Fremont will be the tallest mixed-use building in San Francisco, and the second tallest overall.

To date, more than 650 buildings, bridges, and other major structures worldwide are using Taylor Devices dampers for seismic or wind storm protections.

Sincerely,
TAYLOR DEVICES, INC.

/s/Douglas P. Taylor

Douglas P. Taylor

President

Status Report from the Vice President

Richard G. Hill

The past year was an exciting time at Taylor Devices. There were improvements made in facilities that helped in the expansion of revenue and increased profitability. The increase in revenue to $35,680,449 from $30,589,266 and the associated increase in net income to $4,208,225 have aided in the Company’s growth and its ability to remain competitive.

The past year marked the completion of a plan that goes back to 2011 when the company began addressing the need for additional manufacturing space that would eventually become the Buffalo Bolt Site. We moved our production machinery into the facility at One Buffalo Bolt in 2013 and began production at that site. We then addressed the Tonawanda Island Site, expanding and upgrading the Large and Small Assembly areas. The expanded Large Assembly and Test Area now allows the Company to offer larger bore and longer stroke products in response to a demand from the market. This area will also add an additional 10,000 square feet on the north end of the existing building with a new Large Product Assembly facility which is scheduled to be phased in beginning September, 2016. The new Small Products Assembly Area came on line in spring of 2016 and brings with it a unified work area that reduces unit assembly time and improves quality. Both assembly areas offer work stations designed to improve productivity and support our planned “paperless” facility that will come on line in 2017. In addition, a new Quality Control Lab came on line in the spring of 2016 offering a climate controlled area with the latest in metrology equipment to support the Tonawanda Island site.

The site at One Buffalo Bolt also received new large diameter turning equipment giving the Company the ability to turn up to 35” in diameter and up to 10 feet in length holding tolerances of the less than .001. This, in addition to the rebuilding of a second machine of similar size, doubles our large turning capabilities. These additions are a direct result of the demand by our customers for ever larger products.

The Company recognizes the need to continue to grow and to expand its ability to offer new products that the markets demand as well as continuing to support the mature products of the past and to continue to improve our capabilities to support these products.

We see these additions and expansions as the fruits of the planning prior years and we will continue to grow and address the Company’s facilities and equipment needs in the future. The next year will bring the completion of the large assembly area and the addition of new equipment that will increase our productivity and guarantee the company’s ability to support our customers. Planned changes to manufacturing processes are also being phased in that will improve productivity and reduce costs.

We are looking forward to an exciting year in 2017 and believe we are in a position to take full advantage of all new opportunities as they present themselves and will continue to consider all ways to improve Taylor Devices position in the world wide market we compete in.

Status Report from the Chief Financial Officer

Mark V. McDonough

In fiscal 2016, Taylor Devices, Inc. topped last year’s record sales level by increasing world-wide sales 17% over fiscal 2015 while improving by 78% over fiscal 2014. This increase was dominated by sales of seismic protection units in the United States where sales increased by 30% over last year. The strong US dollar has had a somewhat negative impact on our export sales. The Company also enjoyed a slight increase in sales to customers in aerospace / defense. We continue to stretch the limits of our facilities and our work force. We improved our gross margin by a bit and gross profit shot up 42% from last year. Selling expenses rose with sales while our operating income jumped 88% over last year’s level. The net income was also a record high for the company and finished up almost twice as much as last year. Earnings per share was $1.21 for fiscal 2016 compared to 64 cents for the prior year.

The Company’s backlog of sales orders at May 31, 2016 is $21.5 million, down 15% from the backlog at the end of the prior year. The sales order backlog is weighted more towards customers building or retro-fitting bridges and buildings. Approximately 88% is for domestic customers while 7% will be shipped to Asia. We are encouraged by continued new sales order activity in the early months of the 2017 fiscal year. Although it will be difficult to improve on the sales level in fiscal 2016, based on this sales order backlog at year end and new order activity in the early stages of the new fiscal year, we are optimistic that our profitable growth will continue through fiscal 2017. As we continue to grow our business in 2017, we are working to become more efficient in our operations to handle the increase in customer interest in our products.

We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Status Report from Aerospace/Defense Products

Alan Klembczyk

As reported in last year’s annual report, Taylor Devices has maintained a steady increase in aerospace/defense sales for the last several years. This year, sales in this sector increased by 2.6% to over $12.3 million. Although this increase is not as dramatic as the previous 3 years’ gains of 35%, 24% and 9%, the upward trend has continued and we maintain a healthy backlog moving forward.For fiscal year ending in 2016, this represented 35% of our total Company sales.

We are pleased to announce that over the last year, we have successfully qualified and delivered products for ground support equipment on launch pads and spaceflight hardware for the new Space Launch System currently being developed with NASA funding and also for NASA’s Commercial Crew Development Program. While some of these projects are nearing completion of the initial production quantities, we recently began yet another new development program for a spaceflight product that will protect the top of a manned launch vehicle from the rigorous shock and vibration that is experienced during launch. These 2 programs are anticipated to be active for many years to come, resulting in sustained revenue.

Last year, it was reported that we had begun a development program for a new drone aircraft landing gear component. We have now successfully qualified this product for use on this particular program and have received an order for low volume pilot line production. Looking forward, we have ramped up our efforts to aggressively continue these products for several different potential customers in this marketplace.

Of special interest, the US Navy has recently approved a shock and vibration protection device that was being tested over the past year and was recently integrated on a new, but so-called“black program” that will be around for many years. This will lead to further sustained revenue.

Reorders for existing military and aerospace programs have continued at a steady pace. These applications include shock and vibration protection products for missiles, navigation systems, aircraft cargo systems, helicopters, and US Airforce tanker aircraft, to name a few.

As always, Taylor Devices has sustained its strategy to provide new and improved products for emerging programs while continuing to support mature programs.

Status Report from Industrial Products

Robert H. Schneider

Craig W. Winters

Fiscal Year 2016 was another solid year for Taylor Devices’ Industrial Product Lines. Sales increased 26% to $21,009,587 for our construction related products and 22% to $2,350,044 for our Crane Buffers and other catalog items. The total for both product lines represents 65% of the company’s sales for the year. While sales in Asia were down, a 30% increase in sales in the US and 59% increase in other parts of the world resulted in the overall advancement of sales. Crane buffer sales improved as a result of the construction of a few new steel production facilities and increased budgets for the repair and replacement of existing cranes. Our industrial product diversity, mixed with our other product lines, helps to keep us going strong when other segments of our business are facing challenges.

Although we continue to experience increased competition from emerging and existing manufacturers of fluid dampers and other types of energy dissipation technologies, our new manufacturing facilities and ever-improving supply chain is keeping us more efficient to continue to compete in an evolving market. With over 650 completed projects and a performance track record that is second to none, we are well poised to continue as the preferred internationally recognized brand source, while we work to control our costs and submit competitive, yet profitable proposals.

During FY16, new orders for our seismic and wind damping technology remained nearly the same as FY15 with 34 new projects. With the majority of these new orders scheduled to ship after the end of FY16, our FY17 is off to a good start and looks promising.

A notable building project won during FY16 includes 385 dampers for the Robert A. Young Federal Building in St. Louis, Missouri. This 1933 vintage building is located in the vicinity of the New Madrid fault and Taylor Fluid Viscous Dampers were selected to improve the seismic performance of the building.

Other projects worth mentioning include the seismic protection of a new government building located in Nagasaki, Japan, a building located at the Delhi International Airport in India, 3 buildings located on the campus of the Guatemala University and a painting facility located on a U.S. Navy base in Bremerton, Washington.

Taylor Devices was also awarded new contracts to supply 40 large and custom Fluid Viscous Dampers for the Vincent Thomas Bridge in California and special Lock-Up Devices for the Dongpin Waterway Bridge in China.

A very strong backlog of existing orders at the end of FY16 as well as new and retrofit construction projects in current development throughout the world provide a good outlook for FY17 expectations. Our recognized ability to suit the customer’s needs with special products and the flexibility to continually adapt to the requirements of the market, remain our most valuable assets. Additional manufacturing space, additional testing capabilities plus a healthy amount of raw materials and components needed to build dampers help us reduce our lead times, more easily handle the surges in product need, and to generally meet the delivery demands of the construction industry.

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

The high and low sales information noted below for the quarters of fiscal year 2016 and fiscal year 2015 were obtained from NASDAQ.

	Fiscal 2016		Fiscal 2015
	High	Low	High	Low
First Quarter	$14.4500	$12.2000	$ 9.1000	$ 8.1900
Second Quarter	$17.4390	$12.5000	$11.0000	$ 8.5000
Third Quarter	$16.8390	$12.7240	$12.1600	$ 9.3900
Fourth Quarter	$17.0099	$13.4500	$13.3500	$11.1000

As of May 31, 2016, the number of issued and outstanding shares of Common Stock was 3,408,260 and the approximate number of record holders of the Company's Common Stock was 645. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2016.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, October 28, 2016 at 11:00 a.m. This year's meeting will be held at the Millennium Buffalo, 2040 Walden Avenue, Buffalo, New York. Shareholders desiring accommodations may call the Millennium Buffalo at 716-681-2400.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Douglas P. Taylor

Board Member and President

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971. He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991. Mr. Taylor previously was President of Tayco Developments, Inc., an affiliate of Taylor Devices, Inc. that was subsequently acquired by merger in 2008, where he had been employed since 1966. He is inventor or co-inventor on 33 patents in the fields of energy management, hydraulics and shock isolation.

Mr. Taylor is widely published within the shock and vibration community. His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and

Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps. Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo and the North Tonawanda, New York Public School System.

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

In 1994, Mr. Taylor was named to the American Society of Civil Engineers’ Subcommittee on the Seismic Performance of Bridges. In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program. In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government’s Small Business Innovation Research Program. In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers’ Blast Protection of Buildings Standards Committee. In 2006, Mr. Taylor was the recipient of the Dean’s Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo. Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, “The Structural Design of Tall and Special Buildings.” In 2015, Mr. Taylor received the Moisseiff Award for contributions to the science and art of structural design from the American Society of Civil Engineers. Also in 2015, Mr. Taylor was inducted into the Space Technology Hall of Fame by NASA and the Space Foundation. Mr Taylor is a founding member of the International Association on Structural Control and Monitoring, and a life member of the Association for Iron & Steel Technology. Since 2004, Mr. Taylor has also served as Chairman of the Lumber City Development Corporation, whose purpose is planning and implementation of programs, projects and activities designed to create or stimulate economic and community development in the city of North Tonawanda, New York.

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

Reginald B. Newman II

Board Member and Secretary

Mr. Newman received his B.S. degree in Business Administration from Northwestern University in 1959. He was employed by NOCO Energy Corp., a diversified terminal operator, distributor, and retailer of petroleum and other energy related products from 1960, retiring as Chairman and CEO in 2003. Mr. Newman is also Chairman of Prior Aviation Service, Inc., Buffalo, New York.

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

Mr. Clark is currently a Director of Merchants Mutual Insurance Company and The Ten Eleven Group. He recently retired as a Director of Computer Task Group, a publicly traded company. He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, and a Chairman of the Buffalo Niagara Enterprise. He is also a past Chairman of AAA of Western and Central New York. Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo. Recently he was appointed to the Board of Trustees of the University at Buffalo Foundation.

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

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants