Form 10-K, Exhibit 13
period 2017-05-31
TAYLOR DEVICES INC
filed 2017-08-29
CIK 96536

Exhibit 13

Taylor Devices, Inc. 2017 Annual Report

President's Letter

Dear Shareholder,

Taylor Devices’ fiscal year 2017 results are the fourth best in our history for sales volume, and third best in profits. Sales for the fiscal year ending May 31, 2017 were $25,536,996, compared to the all time record of $35,680,449 in 2016. Operating income was $2,920,732 compared to $5,748,407 in 2016. Net income was $2,330,577 compared to $4,208,225 in 2016. The all-time record sales and profits set in fiscal year 2016 could not be equaled in 2017. A slow-down in sales of our seismic damper products was the primary reason for the reduced sales volume, and substantial new orders received for aerospace and defense products in the latter part of the fiscal year were unable to offset the reduction in seismic sales. We expect to benefit from these new orders in fiscal 2018 and beyond. The Company believes the seismic product sales were negatively impacted by an uncertain U.S. economy, with many building owners delaying or postponing projects, especially those which included partial funding by the U.S. Government. At the same time, a strong U.S. dollar relative to Asian currencies proved to be a detriment to offshore sales of seismic protection products. Despite the 2017 reduction in seismic sales, the Company is optimistic about future sales of these products.

Taylor Devices firm order backlog at the end of the 2017 fiscal year was $21.6 million compared to $21.5 million at the close of the 2016 fiscal year. The backlog product mix is approximately 56% aerospace and defense, 42% seismic products, and 2% commercial/industrial products.

During fiscal year 2017, the Company completed the expansion of our seismic damper assembly and test facilities at our Tonawanda Island site, and the expanded facilities are in full use. The expansion also freed up space which is now being used to accommodate an increased volume of aerospace/defense products to satisfy current and expected future orders.

This year’s Annual Report features two major projects – the first being the U.S. Navy’s new and revolutionary DDG-1000 “Stealth” Destroyer. The first ship of class is the U.S.S. Zumwalt, now undergoing sea trials. These ships combine numerous new and/or emergent technologies, many of which, if successful, will be incorporated into later ship designs. The unusual hull shape makes the ship hard to find on an enemy’s radar system. Indeed, the Zumwalt’s radar signature is said to be similar to a small fishing boat. The new Mk 57 Vertical Missile Launch System is a small 4 cell modular missile launcher mounted flush with the deck, and 20 of these launchers are placed around the perimeter of the ship. This improves shock survivability in the event the ship is attacked, and allows the crew’s work stations and quarters to be more centrally located than on other warships using more traditional forward and aft missile launchers. The Zumwalt uses gas turbine engines driving electric generators connected to very quiet electric motors to minimize engine and drive train noise, providing a much reduced underwater sonar signature compared to comparable size warships. The ships two main gun batteries use the new 6.1 inch rapid fire Advanced Gun System, one per turret, with each of these two guns capable of firing at up to 10 rounds per minute. These advanced guns have the ability to fire rocket boosted guided projectiles with a range in excess of 50 miles. The Company’s shock isolation products are used at numerous places on the Zumwalt, totaling millions of dollars in isolation system orders for each ship.

This year’s Annual Report centerfold highlights the second project, an unusual seismic damper retrofit to upgrade India’s Delhi International Airport’s Administration Building. The existing building uses reinforced concrete construction, and the seismic retrofit adds a total of 84 seismic dampers, each rated at 85 tons of output force and having a dedicated low exponent damping system installed inside the dampers. This allows the dampers to compliment the non-linear load vs. deflection response of concrete. The end result maximizes seismic protection while minimizing building structural loadings. As a critical infrastructure facility, the building was required to remain fully occupied and in service during the damper retrofit. Due to potential issues with noise and dust from drilling into concrete inside an occupied structure, all dampers were mounted on the building’s exterior. This arrangement also allowed existing space inside the building to be unchanged by the seismic upgrade.

This retrofit was a voluntary seismic upgrade by the owner, who was rightfully concerned about the total cost to airport operations and the Indian economy from possible downtime of a critical infrastructure facility. Even a short term loss of the facility would cause partial or total loss of service at a major international airport, and the cascading effect on the Indian economy would be many times the cost of the building – even if the facility was out of service for only a few days.

Sincerely,

TAYLOR DEVICES, INC.

/s/ Douglas P. Taylor

Douglas P. Taylor

President

Status Report from the Vice President

Richard G. Hill

Vice President

Fiscal 2017 ended with revenues of $25,536,996 and net income of $2,330,577. This represents the third best year in the company’s history. There was an increase in the aerospace backlog and revenues; there was also a reduction in seismic sales. This presented the company with an opportunity to review its processes and procedures and to work on equipment and facilities to position ourselves for the future.

The manufacturing site at the Buffalo Bolt site received an expansion in its precision bore finishing equipment. A new machine will allow us to produce extremely high precision, large diameter seismic cylinders while reducing the processing cost considerably. We also added a smaller diameter precision bore finishing machine. The smaller diameter machine will be dedicated primarily to the increased aerospace products the company is seeing a demand for. Additional turning equipment was added to replace existing older machines with modern machines that have expanded capabilities. These are able to hold extremely tight tolerances required for the production of the company’s smaller products.

Testing of large seismic dampers is a large part of the process of producing a high quality product. The test area was previously restricted to a single test machine that was designed and built by the company for this specific task. We recognized the possible problem that could arise should there be a machine failure in this area. Consequently, two years ago a second machine was conceived. Design of this second test machine began then and incorporated upgrades learned from experience to improve the machine’s performance. The new machine is in final stages of assembly and will be on line by the end of 2017.

The Taylor Devices facility on Tonawanda Island saw the completion of an addition to the Seismic Assembly area with a large vertical assembly pit allowing for the assembly of ten large seismic dampers simultaneously and giving the company expanded capabilities for the future. The small products assembly area, first brought on line in the spring of 2016, was enhanced with the addition of a pre-assembly processing section. The section allows for cleaning, marking and packaging of small products without interfering with the ongoing final assembly of many smaller diameter products destined for aircraft as well as spacecraft.

Training of employees continues to be one of the company’s highest priorities with ongoing training sessions to support our ISO 9001, ISO 14001 and AS 9100 D certifications. Training allows our employees to grow and continuously improve not only each individual’s specific task but also the cross training used to support many of the departments within the company.

The future is always an unknown. The Company believes, thru its planning and preparations, it is positioned to meet any demands our customers make and intends to meet or exceed any requirements presented to us.

Status Report from the Chief Financial Officer

Mark V. McDonough

Chief Financial Officer

The vast majority of customer projects we undertake carry a sales value of less than one million dollars. Less frequently, we win orders for projects valued at four to nine percent of a typical year’s total sales value. In fiscal 2011, we began work on a series of orders for a single, end-user customer in Asia with a sales value exceeding fifty percent of our total annual sales value. The bulk of the projects hit the income statement in fiscal 2012 with smaller amounts in 2011 and 2013. You may recall that 2012 was a great year for Taylor. In the years that followed, we have taken on a handful of projects that exceed ten or fifteen percent of a typical year’s level of revenue. These projects are usually spread over two to three years. A few of them centered on fiscal 2016, helping to give last year a significant boost in the revenue and net income lines of our income statement. We serve an industry where a sales contract for a single project may have a huge impact for a small company such as Taylor Devices, Inc. The sudden absence of such a transaction can make a typical year appear pale in comparison. While a couple of these larger projects did have a positive impact on fiscal 2017, it was not to the level of the prior year. We are working to secure more of these projects as they come out for bid. Unfortunately, the timing of the availability of these projects is not within our control. We have been working on landing some significant projects for many months now. We haven’t lost them. They simply have not been granted to any firm yet. When the timing is right for our customers, they will do what they must. We know that they have options and we strive to present them with the best one.

At Taylor Devices, we have built a strong customer base in the aerospace / defense industry as well as the construction industry. While the products are similar in many ways, the demand for the products in these industries can move in different directions. Compared to fiscal 2016, sales to customers in all industries were down in fiscal 2017. This loss of revenue was split between the USA and Asia. One of the big construction projects that gave us a bump last year is almost equal to the sales drop in Asia this year. The strong U.S. dollar made us less attractive to some of our Asian customers. The decrease in domestic sales from last year’s level is split fairly evenly between construction and aerospace / defense.

Our sales order backlog at year-end, of course, doesn’t include the significant projects we have not yet won. At $21.6 million it is just a bit higher that at the end of fiscal 2016. A little over half is for customers in aerospace / defense and about 85% is bound for domestic customers.

Our gross margin fell with the sales as did our selling, general and administrative expenses. In spite of the drop in sales, our net income was the third highest in the history of the company. Earnings per share was 66 cents this year compared to $1.21 for fiscal 2016.

We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Status Report from Aerospace/Defense Products

Alan Klembczyk

Vice President, Sales & Engineering

Sales in the aerospace/defense sector for fiscal year ending 2017 represented 39% of the total company sales and 56% of our year end order backlog. We note that a positive trend continues in this sector in the form of both new development projects and recurring orders. A surge in aerospace sales late in the fiscal year and our healthy backlog will help to maintain a solid revenue level for this coming year.

Our success in qualifying products for the new U.S. manned space programs has continued. We recently qualified and delivered the first of a set of newly developed actuators for use onboard a space capsule and a separate set of specialized high frequency vibration isolators for use on a second space program. Last year, we reported on successful qualification of numerous Taylor Devices’ products used as ground support equipment on these programs. With the addition of the newly qualified products for flight use, we now have a full complement of products that will support NASA space programs for years to come.

We also recently delivered a very large energy management device for a U.S. Navy shipboard application. Although this particular product may not sustain high volume production, we are planning to parlay these development efforts into use for new markets.

Re-orders and multi-year procurements of our products for current military and aerospace programs have continued at a steady pace. These applications include shock and vibration protection products for missiles, navigation systems, radar systems, drone landing gears, helicopters, the new U.S. Air Force tanker aircraft, high-frequency vibration isolators for the US Navy and energy absorbers and dampers for the new Gerald R. Ford class aircraft carriers. It is anticipated that these programs will have continued success. The new administration in Washington indicates a high level of support for new aerospace programs and for sustained or increased government defense spending.

We are planning an aggressive sales strategy for this coming fiscal year for aerospace and defense products, targeting new customers and programs while supporting our existing ones.

Status Report from Industrial Products

Robert H. Schneider

Craig W. Winters

Fiscal Year 2017 for Taylor Devices has been marked with a potential change in the way the U.S. Government funds infrastructure projects. Over the years Taylor Devices has been producing seismic and wind dampers, U.S. infrastructure spending has been funded through various bills, or acts and extensions to these, such as the 1998 TEA-21 (Transportation Equity Act for the 21st Century), followed by the 2005 SAFETEA-LU, the 2012 MAP-21, and finally the 2015 FAST (Fixing America's Surface Transportation) Act. These funding programs provide a significant portion of funding for large American infrastructure projects, and many of these projects use Taylor Devices’ seismic or wind dampers.

Currently, the new administration’s proposed one-trillion dollar, 10-year infrastructure program has been at the center of attention for many states and municipalities, but since it has not yet been enacted, this has resulted in caution and hesitancy for many to fully move forward with their projects until Federal funding becomes more certain. Taylor Devices hopes to see strong progress during Fiscal Year 2018 with increased infrastructure spending to improve our roads and highways, which will include numerous seismic and wind damper applications.

Taylor Devices’ seismic and industrial product lines sales decreased this year by 34%. These product lines represented 61% of the company’s sales for the year. Our firm order backlog at the end of FY 17 was $21.6 million, slightly higher than at this same period last year. In response to the slowing of seismic/wind damper sales, Taylor Devices has enacted several new programs to work towards project development, along with new methods to track down and close more sales to bolster our backlog. These programs involve better use of IT programs for finding potential clients and projects, outsourced assistance in project development, increased marketing efforts, and stronger collaboration between team members to improve the efficiency of ongoing efforts. Further, our new and expanded seismic/wind damper assembly and testing areas are now up and running, creating more efficient work flow.

Notable building projects in the USA won during FY17 include high-power dissipating wind dampers for a Tuned Mass Damper System at the top of the 217 West 57th Street building in New York City, seismic dampers of varying sizes dampers for a computer server data center owned by the St. Jude Children’s Research Hospital, and a group of projects in the Los Angeles areas including the 3540 Wilshire Blvd. building seismic retrofit project, the Beverly Hills Renovation project at 325 North Maple Street and 32 large seismic Lock-Up Devices for the new Rams Stadium in Inglewood, CA. Internationally, a project for the Icholov Medical Center in Tel Aviv, Israel uses Taylor Devices’ dampers for seismic protection. In addition, long stroke bridge dampers were ordered for the Beijing Guantin Reservoir and the Zhejiang Xishan Bridges in China, while a number of electronics buildings and residential structures in Taiwan and Japan have purchased Taylor Devices’ seismic and vibration dampers. Concurrently, Taylor Devices is participating in an exciting real-field-structure R&D project for damping the vibrations of a very tall, but slender structure that potentially can lead to an entirely new market for our metal bellows dampers to attenuate continuous structural vibration.

A number of new projects are currently in the costing and bidding stages and we are prepared to support these client needs as funding comes through. This gives us cautious optimism for increased sales in the Seismic and Industrial Product Lines throughout FY 2018. We will continue to monitor the domestic and global economies and strive to maintain our flexibility to meet the various needs of all our clients.

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

369 Franklin Street

Buffalo, NY 14202-1702

GENERAL COUNSEL

Barclay Damon, LLP

Barclay Damon Tower

125 East Jefferson Street

Syracuse, NY 13202

MANAGERS

Casey McQuate, Purchasing Manager

Greg Hanson, Small Machine Shop Supervisor

Charles Ketchum III, Quality Assurance Manager

Alan Klembczyk, Vice President, Sales & Engineering

Benjamin Kujawinski, Operations Manager

John Metzger, Chief Engineer

David Mooney, Quality Control Manager

Kathleen Nicosia, Shareholder Relations Manager

Tracy Masse, Human Resources Generalist

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

The high and low sales information noted below for the quarters of fiscal year 2017 and fiscal year 2016 were obtained from NASDAQ.

	Fiscal 2017		Fiscal 2016
	High	Low	High	Low
First Quarter	$20.45	$16.10	$14.4500	$12.2000
Second Quarter	$20.00	$13.10	$17.4390	$12.5000
Third Quarter	$15.69	$14.25	$16.8390	$12.7240
Fourth Quarter	$14.52	$12.84	$17.0099	$13.4500

As of May 31, 2017, the number of issued and outstanding shares of Common Stock was 3,439,682 and the approximate number of record holders of the Company's Common Stock was 645. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2017.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 3, 2017 at 11:00 a.m. This year's meeting will be held at the Millennium Buffalo, 2040 Walden Avenue, Buffalo, New York. Shareholders desiring accommodations may call the Millennium Buffalo at 716-681-2400.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Douglas P. Taylor

Board Member and President

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971. He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991. Mr. Taylor previously was President of Tayco Developments, Inc., an affiliate of Taylor Devices, Inc. that was subsequently acquired by merger in 2008, where he had been employed since 1966. He is inventor or co-inventor on 35 patents in the fields of energy management, hydraulics and shock isolation.

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

Mr. Clark is currently a Director of Merchants Mutual Insurance Company. He recently retired as a Director of Computer Task Group, a publicly traded company, and The Ten Eleven Group. He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, and past Chairman of Invest Buffalo Niagara. He is also a past Chairman of AAA of Western and Central New York. Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo. Recently he retired from the Board of Trustees of the University at Buffalo Foundation.

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