Form 10-K, Exhibit 13
period 2018-05-31
TAYLOR DEVICES INC
filed 2018-08-29
CIK 96536

Exhibit 13

Taylor Devices, Inc. 2018 Annual Report

President's Letter

Dear Shareholders,

It is with great honor and pleasure that I have accepted the position of President of Taylor Devices and now have the opportunity to address all Shareholders in this Annual Report. My career with the Company began in March 1988 and we have seen many changes that have accompanied that period of more than 30 years. In fiscal year 1988, Taylor recorded annual sales of $4.7 million. The Company has come a long way. Incorporated in 1955, we are now in our 64th year of operation. I follow our two previous presidents, Paul H. Taylor (1955-1991) and Douglas P. Taylor (1991-2018). We thank Doug and Richard Hill, who both retired as of May 31, 2018 for their outstanding service to the Company and for their many contributions that have enabled the Company to succeed for many years. On June 1, 2018, both Doug and Rick were presented retirement awards in the presence of all employees. While maintaining that same level of high expectation, I personally look forward to many more years here at Taylor Devices and will strive to maintain and improve on the previous successes that the Company has enjoyed.

Sales for the fiscal year ending May 31, 2018 were $24,363,967 compared to last year’s sales of $25,536,996. Operating income was $647,633 compared to $2,920,732 in 2017. Net income was $443,370 compared to $2,330,577 in 2017. As stated in a recent press release, the Tax Cuts and Jobs Act became law in December 2017. Due to changes in corporate tax rates, the Company was required to record a non-cash write down of deferred tax assets and recognized incremental deferred tax expense of $164,000 during fiscal year 2018. Although this one-time adjustment hurt our overall annual income, the long-term reduction in corporate tax rates will benefit the Company.

Taylor Devices’ firm order backlog at the end of the 2018 fiscal year was $23.1 million compared to $21.6 million at the close of the 2017 fiscal year. The backlog product mix is approximately 33% aerospace and defense, 65% seismic products, and 2% commercial/industrial products.

As stated in last year’s Annual Report, the Company completed the expansion of the seismic assembly and test facilities in fiscal year 2017. Throughout fiscal year 2018, new test equipment was successfully integrated into the facility and this has allowed us to build and test many large seismic dampers with unique characteristics for several major projects. Among them are the 104 seismic dampers for the new Loma Linda University Medical Center (LLUMC) that is the subject of this year’s centerfold featured project.

A challenging aspect of the Medical Center to the design team was its proximity to seismic faults. In fact, it is adjacent to the intersection of the San Jacinto fault zone and the Loma Linda Fault, and is just a few miles from the famous San Andreas Fault. In order to meet the stringent performance required during large earthquakes, the Medical Center sits on a base isolation system that allows significant movement during an earthquake. This system allows the ground to effectively move underneath while the building remains “isolated” from most of the harmful earthquake energy. This system is similar to what was used for the Arrowhead Regional Medical Center, which was Taylor Devices’ first major project for supplying seismic dampers in the mid-1990’s. However, the dampers that were recently delivered for the LLUMC require 75% more deflection capability than those previously used for Arrowhead, partially due to the near-fault location. Additionally, the combination of the output force and the rated velocity experienced during large earthquakes was higher than the Company had tested to previously. Therefore, our new test facilities were put to immediate good use and allowed us to demonstrate near perfect performance for all 104 dampers. This new test capability is second to none and will provide the Company with years of service to our customers world-wide.

Our second featured project is NASA’s Space Launch System (SLS) shown on the cover of this Report. The SLS Program consists of three major elements: the SLS Launch Vehicle itself, the manned Orion Space Capsule, and Exploration Ground Systems that will provide the infrastructure and manage the launch facilities at Pad 39B at the Kennedy Space Center in Florida. When complete, no other space launch vehicles will have the same lift capability combined with the ability to carry astronauts to the Moon, Mars and beyond. Other deep space destinations for SLS include Europa, one of Jupiter’s moons. The first launch is now being planned for early 2020. The recently passed federal budget provides continued funding for the Program and the future looks bright. Indeed, after meeting with several members of Congress recently at a Lockheed Martin sponsored SLS Suppliers Conference, I can personally report that this Program is receiving significant bi-partisan support.

The Company has already delivered several custom ground-based energy absorbers for use during launch. These products are direct adaptations of products that had been developed for the Space Shuttle Program beginning in the 1970’s and successfully used for every Space Shuttle launch over 30 years from 1981 through 2011.

Additionally, the Company has recently been developing a unique vibration isolation system for protecting certain components near the top portion of the SLS Launch Vehicle and the Orion Capsule during flight. Initial testing of the system has been very successful, and we look forward to providing these isolators for every launch of the SLS for years to come.

Sincerely,

TAYLOR DEVICES, INC.

/s/Alan R. Kembczyk

Alan R. Klembczyk

President

Status Report from the Vice President of Operations

Benjamin M. Kujawinski

Vice President of Operations

It is an exciting time at Taylor Devices, with countless challenges and opportunities in front of us, none of which would be possible without the years of service, guidance and expertise passed on from our retired executive officers, Mr. Douglas P. Taylor and Mr. Richard G. Hill. All of us owe them a debt of gratitude for their stewardship of the Company and the transition planning that has been many years in the making. Both of them have been instrumental in guiding my 20 year career with the company. I now accept and look forward to the challenges put before me since my appointment to Vice President of Operations on October 1, 2017.

Operations at the Company consist of all of the internal activities, both strategic and tactical, to deliver the best possible product and performance to our customers around the globe. While internal coordination is much of our focus on items like manufacturing costs and schedules, it is imperative that Alan and I continue to make all facets of the organization work toward the common goals of our customers and shareholders. We believe that the best years of the Company are in front of us and many improvements are already taking shape.

Some of those improvements and upgrades can be seen in this Annual Report. The 104 dampers for the Loma Linda University Medical Center (LLUMC) forced us to rethink our capacities and capabilities, especially when it comes to the needs of future projects. New assembly and testing facilities now allow us to build some of the longest stroke dampers on the planet; products that are crucial to base-isolation systems and seismic protection concepts. These same facilities will also allow improved safety and efficiencies for our growing backlog of assembly needs, including those for fiscal year 2019 such as the dampers for the San Francisco-Oakland Bay Bridge.

Fiscal year 2018 also saw our operations rise to many challenges that provide long term results and returns for the Company and our shareholders. In December of 2017 we became NIST 800-171 compliant with respect to the control of our digital data and cyber security. This standard is required by the U.S. Government for its suppliers and contractors, where it pertains to the safe and secure transfer of digital information.

In addition, after many years of successful certification efforts, the Company received upgrade certification to ISO 14001:2015, AS9100D and ISO 9001:2015. AS9100D in particular provides the greatest return to the Company as the leading certification to participate in military and aerospace hardware design and manufacturing as an Original Equipment Manufacturer (OEM). The upgraded revision and criteria to pass the audit were quite stringent and I am very proud of our team and their successes.

Lastly, we completed the significant effort to upgrade our Enterprise Resource Planning (ERP) software that will likely serve the Company for 8-10 years. This software allows us to fulfill all of our customer and quality requirements, along with all of our financial reporting needs. The improved software also provides the opportunity to be very agile and precise when it comes to assessing costs, controlling inventory, and providing better results to our customers.

From all of our teams in Manufacturing, Purchasing, Quality and Production Control, we look forward to continued success while serving our customers and shareholders for many years to come.

Sincerely,

/s/ Benjamin M. Kujawinski

Benjamin M. Kujawinski

Vice President of Operations

Status Report from the Chief Financial Officer

Mark V. McDonough

Chief Financial Officer

Fiscal 2018 was a disappointing year at Taylor Devices, Inc. for both sales and profits. Sales were down 5% from fiscal 2017 while profits were only 15% of last year’s level. In the United States, sales were down 12%. While domestic sales are generally more profitable than exports, costs were higher and margins were slimmer than the prior year. Asian sales were up 57% over last year but at significantly lower margins as competition increased for many of the projects we completed for shipment there. Sales volume to customers for seismic / wind protection dropped 12%. This was somewhat offset by small increases in sales to Aerospace / Defense customers and industrial customers. Selling, general and administrative expenses were up slightly from the prior year while operating income fell to 20% of last year’s level. Earnings per share was 13 cents for fiscal 2018 compared to 67 cents for the prior year.

The Company’s backlog of sales orders at May 31, 2018 is $23.1million, up $1.5 million from the backlog at the end of the prior year. Almost two-thirds of the sales order backlog is for customers building or retro-fitting bridges and buildings and one-third is for customers in aerospace / defense. Approximately 92% is for domestic customers while 7% will be shipped to Asia. We are encouraged by continued new sales order activity in the early months of the 2019 fiscal year. Based on this sales order backlog at year end and new order activity in the early stages of the new fiscal year, we are optimistic that we will achieve profitable growth fiscal 2019. We are dedicated to become more efficient throughout our organization in the coming year as we strive to increase customer interest in our products.

We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them in order to ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.

Status Report from Aerospace/Defense Products

John C. Metzger

Chief Engineer

Fiscal year 2018 aerospace/defense sector represented 42% of the Company sales compared to 39% for fiscal year 2017. Sales were slightly up from $10,086,000 in FY17 to $10,205,900 in FY18. Revenue has been bolstered by recurring orders for drone landing gears, submarine deck isolators, helicopter machined spring elements for U.S. Army/Navy main rotors and KC-46 Aircraft refueling boom shock absorbers. Looking forward, these programs are contributing to a healthy backlog for this year as well.

Follow on orders remain strong for the U.S. Navy standard missile canister isolators. The U.S. Navy announced new plans this spring to change the mission of the Zumwalt Class Destroyers to use extended range versions of the Navy’s standard missile, each containing four Taylor vertical shock isolators. This Destroyer was featured in last year’s Annual Report. This program will last for many years.

The Company received an order for 235 systems used by the U.S. Navy after developing a high frequency vibration isolator using our machined spring technology within a ring laser gyroscope used for shipboard navigation. This technology can be adapted for many new applications.

Work has continued toward the qualification of many devices for NASA space programs for manned space-flight. These devices include flight hardware with many recurring orders expected in the years to come. In addition, design work has begun for numerous ground support shock absorbers for yet another Space Program for the next generation un-manned launch vehicle. This vehicle’s mission is to greatly reduce the cost to launch satellites into orbit.

The supply of components for drone landing gear continues to be a strong market for Taylor Devices. In the second half of the fiscal year 2018,the Company was awarded a fast-track contract to design and qualify new landing gear struts for the U.S. Air Force. Taylor Devices has established a strong relationship with the aircraft manufacturer to be able to perform this activity in a short amount of time.

The Company continues to work with large defense contractors on many projects to collaborate and develop solutions that could utilize our technology. These discussions involve cutting edge technology while designing in our products as part of the final design. These early development efforts can lead to long term future orders.

To continue to increase our presence in the aerospace/defense sector, we have added an additional sales representative to aggressively seek out new opportunities for the Company.

Status Report from Industrial Products

Robert H. Schneider

Craig W. Winters

Fiscal Year 2018 did not produce the results we were anticipating one year earlier. Overall, Taylor Devices’ industrial product lines sales decreased this year by approximately 8% to $14,158,022, with a 12% decrease for our construction related products and a 27% increase for our Crane Buffers and other catalog items. The total for both product lines represents 58% of the Company’s sales for the year. Sales in some portions of Asia have increased, while other portions have decreased, but the net result is a substantial increase in Asian sales for FY 18. The increase in Asian sales along with increased crane buffer and catalog sales helped to offset the decrease in sales for our seismic and wind control products within the USA. Our industrial product diversity, mixed with our other product lines, helps to keep us going strong when other segments of our business are facing challenges.

A major challenge we face is related to the new tariffs on imported steel and aluminum. Taylor Devices prefers to use steel produced in the USA when it is available in the shapes and sizes needed to produce our products, but due to domestic supply/demand we are seeing increased material prices for the steel we buy from US mills. This is forcing us to control our costs in other ways since raising prices will make it difficult to compete with other damper manufacturers in other countries that are not faced with the increase in raw material prices. On the other hand, the tariffs seem to be spurring new activity at the US steel mills and that should result in additional demand for our energy absorbers used on the overhead cranes and other applications in the steel and aluminum mills.

Although sales are somewhat down, we are optimistic about the future. Our overall company backlog at the end of FY 18 was 23.1M, approximately 7% higher than at this same period last year which was 21.6M. Of the 23.1M in backlog, 67% is for our industrial products and the remaining 33% is for our military and aerospace products.

New sales efforts have been initiated to reverse the trend of declining sales of our dampers used for seismic and wind protection of structures. It was identified that competing technologies have made it easier to implement their products by providing assistance with design of the structure to help save the structural engineer time. Taylor Devices is in the final stages of producing a new comprehensive guide to assist structural engineers with implementing viscous dampers in their structure. We have also expanded our direct sales team by hiring a new Western US Technical Sales Manager. With more than 10 years of experience as a structural engineer, Aaron Malatesta will be able to enhance the level of support that we provide to our customers along the west coast.

During FY18, new orders for our seismic and wind damping technology remained nearly the same as past years, with 34 new projects, of varying sizes. This puts our total number of seismic and wind projects over the 700 mark. Many of these new orders along with some existing multi-year projects are scheduled to ship after the end of FY18, so our FY19 looks promising, despite the current apparent lag.

A notable project won during FY18 includes 96 dampers for the San Francisco – Oakland Bay Bridge. Due to significant changes in the requirements for these specialized devices, the Taylor Devices' seismic dampers that were originally installed in 2001 are now being replaced by upgraded devices.   New and proprietary features that have recently been tested and qualified to meet specific requirements of the California State Department of Transportation (CalTrans) have been incorporated into the design.

Other projects worth mentioning include protection of a new pedestrian bridge located outside of the Kennedy Center in Washington, D.C. from excessive vibrations resulting from wind and people walking and running across the bridge. Several retrofit projects for buildings located in Los Angeles and San Francisco. These projects are a result of the new ordinances implemented by Los Angeles and San Francisco that require certain building types to be strengthened against earthquakes. Taylor Devices was also awarded a contract to supply 108 large dampers for the seismic Upgrade of the St. Bernardine Medical Center located in Southern California. The dampers will be installed outside of the existing structure and will allow the hospital to remain functional during the retrofit process.

A very strong backlog of existing orders at the end of FY18 as well as new and retrofit construction projects in current development throughout the world provide a good outlook for FY19 expectations. Our recognized ability to suit the customer’s needs with special products and the flexibility to continually adapt to the requirements of the market, remain our most valuable assets.

Corporate Data

OFFICERS AND DIRECTORS
JOHN BURGESS Chairman of the Board of Directors
ALAN R. KLEMBCZYK President and Director
RANDALL L. CLARK Director
F. ERIC ARMENAT Secretary and Director
MARK V. MCDONOUGH Chief Financial Officer and Director

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
Cyclorama Building
369 Franklin Street
Buffalo, NY 14202-1702

GENERAL COUNSEL
Barclay Damon, LLP
Barclay Damon Tower
125 East Jefferson Street
Syracuse, NY 13202

MANAGERS
BENJAMIN KUJAWINSKI Vice President, Operations
JOHN METZGER Chief Engineer
ROBERT SCHNEIDER Industrial/Seismic Products Sales Manager
CRAIG WINTERS Industrial/Seismic Products Sales Manager
CHARLES KETCHUM III Quality Assurance Manager
CASEY MCQUATE Purchasing Manager
TRACY MASSE Human Resources Manager
STEVEN KANUTSU Contracts Manager
KATHLEEN NICOSIA Shareholder Relations Manager
ROGER HARTLEY Quality Control Manager
THOMAS STRUZIK JR. Large Machine Shop Supervisor
GREG HANSON Small Machine Shop Supervisor

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

The high and low sales information noted below for the quarters of fiscal year 2018 and fiscal year 2017 were obtained from NASDAQ.

	Fiscal 2018		Fiscal 2017
	High	Low	High	Low
First Quarter	$14.12	$10.62	$20.45	$16.10
Second Quarter	$14.00	$10.84	$20.00	$13.10
Third Quarter	$15.14	$11.01	$15.69	$14.25
Fourth Quarter	$12.23	$ 9.70	$14.52	$12.84

As of May 31, 2018, the number of issued and outstanding shares of Common Stock was 3,466,267 and the approximate number of record holders of the Company's Common Stock was 531. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000. No cash or stock dividends have been declared during the fiscal year ended May 31, 2018.

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 2, 2018 at 11:00 a.m. This year's meeting will be held at the Millennium Buffalo, 2040 Walden Avenue, Buffalo, New York. Shareholders desiring accommodations may call the Millennium Buffalo at 716-681-2400.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John Burgess

Chairman of the Board of Directors

Mr. Burgess gained his international strategy, manufacturing operations and organizational development expertise from his more than 40 years experience with middle market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc. a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica’s Ophthalmic and Educational Divisions before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

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

Mr. Burgess earned a Bachelor of Science in Engineering from Bath University in England, and a Masters of Business Administration from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Bird Technologies Corporation of Solon, Ohio.

ALAN R. KLEMBCZYK

Board Member and President

After graduating from the University of Buffalo in 1987 with a degree in Mechanical Engineering, Mr. Klembczyk has held key positions in Sales and Engineering at Taylor Devices over the last 30 years including Design Engineer, Assistant Chief Engineer, Chief Engineer, Vice President of Sales and Engineering and was appointed President of the Company and Member of the Board of Directors in June 2018.

Mr. Klembczyk has spent most of his career managing the Taylor Devices Engineering Department along with designing and developing shock and vibration mitigating products for a diverse customer base. These include hundreds of applications to improve performance under wind, seismic, shock and vibration for many aerospace, industrial and structural applications.

Mr. Klembczyk has been responsible for establishing new Sales & Marketing policies and has been directly involved with defining internal Company policy and strategic direction in cooperation with all levels of Taylor Devices’ Management. He has been an integral part of the team that managed upgrades to the Quality System and obtaining 3rd party certification to International Standards ISO 9001, ISO 14000 and Aerospace Standard AS9100.

Mr. Klembczyk has served for many years on the Technical Advisory Group for the US Shock and Vibration Information & Analysis Center (SAVIAC) and the Shock and Vibration Exchange (SAVE). Additionally, he has been a tutorial and course instructor for various organizations internationally and has participated in technical conferences and symposia.

Mr. Klembczyk has participated in many research projects for products for military & aerospace, industrial, and structural applications. He has served as Program Manager for many of these projects and has worked with academia including the University at Buffalo’s MCEER: Earthquake Engineering to Extreme Events, among others.

He has published several papers describing unique applications for structural dampers, tuned mass dampers, vibration isolators, shock absorbers, and shock isolators and holds US Patents for some of these components. These papers have been published by SAVE, SAVIAC, the Society for Experimental Mechanics (SEM) and the Applied Technology Council (ATC).

F. Eric Armenat

Board Member and Secretary

Mr. Armenat has more than 37 years of business experience across a myriad of industries both private and public. He is currently the President and Chief Executive Officer of Multisorb Filtration Group which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry solving complex technical challenges in the pharmaceutical, food, and industrial markets.

From 2012 to 2016, Mr. Armenat served and President and Chief Executive Officer for several companies owned by private equity. These companies included healthcare delivery, medical waste collection and disposal as well as active packaging. He was responsible for the successful business improvement and eventual divestiture of the companies.

From 2009 to 2012, Mr. Armenat served as Chief Operating Officer of Avox Systems (Zodiac Aerospace), a leading supplier of aircraft oxygen systems. From 1994 to 2009, he served as Vice President of Operations and then President and General Manager of Carleton Technologies (Cobham Mission Systems), a global leader of technology for the military and commercial aviation markets. Mr. Armenat also worked as an Operations Management Consultant with Ernst and Young beginning in 1984.

Mr. Armenat earned his Bachelor of Science Degree in Industrial Engineering from Southern Illinois University and his MBA in Finance and Accounting from St. Bonaventure University. He also proudly served in the United States Airforce.

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

MARK V. MCDONOUGH

Board Member and Chief Financial Officer

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

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

IN MEMORIAM

Reginald B. Newman II 1937 - 2018

It is with great sadness that the Company announces the passing of Reginald B. Newman II, Taylor Devices’ Board Member and Secretary since 2006. Mr. Newman’s contributions to the Company can never be measured. He brought a vast wealth of wisdom and experience to the Board and was an even keel providing guidance to the Company’s management for many years. The Company’s Management and employees are eternally grateful to Mr. Newman for his contributions.